Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

AMAZON.COM, INC.,

WALNUT MERGER SUB, INC.

and

WHOLE FOODS MARKET, INC.

Dated as of June 15, 2017

	TABLE OF CONTENTS	Page

ARTICLE I

The Merger; Closing; Effective Time

1.1.	The Merger	1
1.2.	Closing	2
1.3.	Effective Time	2

ARTICLE II

Articles of Incorporation and Bylaws
of the Surviving Corporation

2.1.	Articles of Incorporation of the Surviving Corporation	2
2.2.	Bylaws of the Surviving Corporation	2

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1.	Directors of the Surviving Corporation	2
3.2.	Officers of the Surviving Corporation	3

ARTICLE IV

Effect of the Merger on Capital Stock;
Exchange of Share Certificates

4.1.	Effect on Capital Stock	3
4.2.	Exchange of Share Certificates and Book Entry Shares	3
4.3.	Treatment of Stock-Based Awards; ESPP	6
4.4.	Adjustments to Prevent Dilution	8

ARTICLE V

Representations and Warranties

5.1.	Representations and Warranties of the Company	9
5.2.	Representations and Warranties of Parent and Merger Sub	32

ARTICLE VI

Covenants

6.1.	Interim Operations	35
6.2.	Acquisition Proposals; Change of Recommendation	39

-i-

6.3.	Proxy Statement Filing; Information Supplied	44
6.4.	Company Shareholders Meeting	45
6.5.	Cooperation; Antitrust Matters; Status	46
6.6.	Information; Access and Reports	48
6.7.	Stock Exchange Delisting	49
6.8.	Publicity	50
6.9.	Employee Benefits	50
6.10.	Expenses	52
6.11.	Indemnification; Directors’ and Officers’ Insurance	52
6.12.	Resignations	54
6.13.	Shareholder Litigation	54
6.14.	Other Actions by the Company	54
6.15.	Approval of Sole Shareholder of Merger Sub; No Acquisition of Shares	55
6.16.	Financing	55

ARTICLE VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	58
7.2.	Conditions to Obligations of Parent and Merger Sub	59
7.3.	Conditions to Obligation of the Company	60

ARTICLE VIII

Termination

8.1.	Termination	60
8.2.	Effect of Termination and Abandonment	61

ARTICLE IX

Miscellaneous and General

9.1.	Survival	64
9.2.	Modification or Amendment	64
9.3.	Waiver	64
9.4.	Counterparts	64
9.5.	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	65
9.6.	Notices	66
9.7.	Entire Agreement	67
9.8.	No Third Party Beneficiaries	67
9.9.	Obligations of Parent and of the Company	68
9.10.	Transfer Taxes	68
9.11.	Definitions	68
9.12.	Severability	68
9.13.	Interpretation; Construction	68

-ii-

9.14.	Successors and Assigns	69

Annex A	Defined Terms	A-1

Exhibit A	Form of Articles of Incorporation of the Surviving Corporation

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 15, 2017, is by and among Amazon.com, Inc., a Delaware corporation (“Parent”), Walnut Merger Sub, Inc., a Texas corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Whole Foods Market, Inc., a Texas corporation (the “Company,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the Texas Business Organizations Code (the “TBOC”);

WHEREAS, the board of directors of Parent has unanimously approved and declared advisable this Agreement and the transactions contemplated hereby;

WHEREAS, the board of directors of Merger Sub has unanimously approved this Agreement in accordance with the TBOC and unanimously recommended that this Agreement be approved by the sole shareholder of Merger Sub;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously approved this Agreement in accordance with the TBOC and unanimously recommended that this Agreement be approved by the holders of shares of common stock, no par value, of the Company (the “Shares”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1.        The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the provisions of the TBOC and the separate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and, following the Merger, shall be a wholly-owned Subsidiary of Parent, and the separate existence of the Company, with all of its rights, title and interests to all real estate and other property owned by Merger Sub and the Company, subject to any existing liens or other encumbrances on the property, shall continue unaffected by the Merger, except as set forth in this Agreement. The Merger shall have the effects specified in this Agreement and in the TBOC.

1.2.    Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 9:00 a.m. (New York time) on the third Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “Business Day” means any day ending at 11:59 p.m. (New York time) (other than a Saturday or Sunday) on which the Department of State of the State of Texas and banks in the County of New York, New York and in Travis County, Texas are open for general business.

1.3.    Effective Time. As soon as practicable following, and on the date of, the Closing, the Company and Parent will cause the Merger to be consummated by filing all necessary documentation, including a Certificate of Merger (the “Certificate of Merger”), with the Secretary of State of the State of Texas as provided in the relevant provisions of the TBOC. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Texas or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Articles of Incorporation and Bylaws

of the Surviving Corporation

2.1.        Articles of Incorporation of the Surviving Corporation. At the Effective Time, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated in their entirety as of the Effective Time to be in the form set forth in Exhibit A to this Agreement, and as so amended shall be the articles of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as provided therein or as provided by applicable Law.

2.2.        Bylaws of the Surviving Corporation. The parties hereto shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended as provided therein or as provided by applicable Law.

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1.        Directors of the Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the TBOC, the Charter and the Bylaws.

3.2.        Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the TBOC, the Charter and the Bylaws.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Share Certificates

4.1.        Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a)        Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties, (ii) Shares that are owned by shareholders of the Company who have complied with the applicable provisions of Chapter 10, Subchapter H of the TBOC prior to the Effective Time (the Shares referred to in clause (ii), “Dissenting Shares,” and the Shares referred to in clauses (i) and (ii), “Excluded Shares”) and (iii) the Company Restricted Share Awards (which shall be converted pursuant to Section 4.3(b))) shall be converted into the right to receive $42.00 per Share in cash, without interest (the “Merger Consideration”). At the Effective Time, all of the Shares converted into the right to receive the Merger Consideration pursuant to this Section 4.1(a) shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Shares (other than Excluded Shares) (each, a “Share Certificate”) and each book-entry account formerly representing any non-certificated Shares (other than Excluded Shares) (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration, without interest.

(b)        Cancellation of Dissenting Shares. Each Dissenting Share shall, as a result of the Merger and without any action on the part of the holder of such Dissenting Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have pursuant to Section 4.2(g) and the TBOC.

(c)        Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2.        Exchange of Share Certificates and Book Entry Shares.

(a)        Appointment of Paying Agent. Prior to the Effective Time, Parent and Merger Sub shall appoint a bank or trust company reasonably acceptable to the Company to serve as the paying agent (the “Paying Agent”) and shall enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement.

(b)        Deposit of Merger Consideration. At or prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent, cash in U.S. Dollars sufficient to pay the aggregate Merger Consideration (other than in respect of Excluded Shares) under Section 4.1(a) (such cash being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. Pending its disbursement in accordance with this Section 4.2, the Payment Fund shall be invested by the Paying Agent, if so directed by Parent or Merger Sub. Any such investment, if made, must be made in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Shares to receive the Merger Consideration as provided herein. Payments to holders in respect of Company Options, Company Restricted Share Awards, Company RSU Awards and Company SARs shall be paid through the Company’s or the Surviving Corporation’s applicable payroll procedures following the Effective Time at such time as such awards are payable.

(c)        Procedures for Surrender.

(i)        Promptly after the Effective Time (and in any event within three Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) (A) a notice advising such holders of the effectiveness of the Merger, (B) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or transfer of the Book-Entry Shares to the Paying Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares), such materials to be in such form and have such other provisions as Parent desires with approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and (C) instructions for effecting the surrender of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or the Book-Entry Shares to the Paying Agent in exchange for payment of the aggregate Merger Consideration to which such holders are entitled pursuant to the terms of this Agreement.

(ii)        Upon surrender to the Paying Agent of Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or Book-Entry Shares, together with, in the case of Share Certificates, the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares held through The Depositary Trust Company, receipt of an “agent’s message” by the Paying Agent, and such other documents as may be reasonably required, the holder of such Share Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, and the Paying Agent shall be required to deliver to each such holder, a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) of cash that such holder has the right to receive pursuant to Section 4.1(a).

(iii)        No interest will be paid or accrued on any amount payable upon surrender of any Shares.

(iv)        In the event of a transfer of ownership of certificated Shares (other than Excluded Shares) that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Share Certificates may be issued to such transferee if the Share Certificates formerly representing such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to the Paying Agent. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company.

(d)        Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e)        Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments of the Payment Fund) that remains unclaimed by, or otherwise undistributed to, the holders of Share Certificates and Book-Entry Shares by the one year anniversary of the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or transfer of the Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, such Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. For the purposes of this Agreement, the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

(f)        Lost, Stolen or Destroyed Share Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond sufficient to indemnify Parent and the Surviving Corporation against any claim that may be made against Parent or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Share Certificate a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) equal to the number of Shares (other than Excluded Shares) represented by such lost, stolen or destroyed Share Certificate multiplied by the Merger Consideration.

(g)        Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted into the right to receive the Merger Consideration and holders of such Dissenting Shares shall be entitled to receive payments in accordance with the provisions of Chapter 10, Subchapter H of the TBOC, unless and until such Person fails to comply with the provisions of Chapter 10, Subchapter H of the TBOC or effectively withdraws or otherwise loses such Person’s rights to receive payment under Chapter 10, Subchapter H of the TBOC. If any such Person fails to comply with the provisions of Chapter 10, Subchapter H of the TBOC or effectively withdraws or loses such right, such Dissenting Shares shall thereupon be treated as if they had been converted at the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent notice of any written demands for appraisal of Shares promptly after receipt by the Company, and shall give Parent the opportunity to devise and implement strategy for, and participate in, all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, schedule any meeting or make any payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

(h)        Withholding Rights. Each of Parent, the Company, Merger Sub, the Surviving Corporation and the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable federal, state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted by Parent, the Company, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

4.3.        Treatment of Stock-Based Awards; ESPP.

(a)        Treatment of Company Options. At the Effective Time, each outstanding option to purchase Shares (a “Company Option”) granted under the Stock Plan, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, fully vest and shall be cancelled and converted into the right to receive (without interest), as soon as reasonably practicable following the Effective Time, an amount in cash equal to the product of (i) the number of Shares subject to the Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company Option. Any Company Option that has an exercise price per Share that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b)        Treatment of Company Restricted Share Awards. At the Effective Time, each outstanding restricted stock award (a “Company Restricted Share Award”) granted under the Stock Plan, shall, automatically and without any required action on the part of the holder thereof, fully vest and shall be cancelled and converted into the right to receive (without interest), as soon as reasonably practicable following the Effective Time, an amount in cash equal to (i) the number of Shares subject to such Company Restricted Share Award multiplied by (ii) the Merger Consideration.

(c)        Treatment of Company Restricted Stock Unit Awards. At the Effective Time, each outstanding restricted stock unit award (a “Company RSU Award”) granted under the Stock Plan, shall, automatically and without any required action on the part of the holder thereof, fully vest and shall be cancelled and converted into the right to receive (without interest), as soon as reasonably practicable following the Effective Time, an amount in cash equal to (i) the number of Shares subject to such Company RSU Award multiplied by (ii) the Merger Consideration; provided, that, with respect to any Company RSU Awards that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(d)        Treatment of Company Stock Appreciation Rights. At the Effective Time, each outstanding cash-settled stock appreciation right in respect of Shares (a “Company SAR”), whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, fully vest and shall be cancelled and converted into the right to receive (without interest), as soon as reasonably practicable following the Effective Time, an amount in cash equal to the product of (i) the number of Shares subject to the Company SAR immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company SAR. Any Company SAR that has an exercise price per Share that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(e)        Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a duly authorized committee thereof and, if appropriate, amending the terms of the Company’s 2007 Team Member Stock Purchase Plan (the “ESPP”)) that may be necessary or required under the ESPP and applicable Laws to ensure that (A) except for the three-month offering period under the ESPP that commenced on April 1, 2017 (the “Final Offering”), no offering period shall be authorized or commenced on or after the date of this

Agreement, (B) the Final Offering shall end on a date no later than the Business Day immediately preceding the Closing Date (the later of the date the Final Offering ends and the Business Day immediately preceding the Closing Date, the “ESPP Termination Date”), (C) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase Shares in accordance with the ESPP as of the end of the Final Offering, with any remaining contributions returned to the participant (without interest) as soon as administratively practicable thereafter, (D) the applicable purchase price for Shares shall not be decreased below the levels set forth in the ESPP as of the date of this Agreement and (E) the ESPP shall terminate in its entirety upon the ESPP Termination Date and no further rights shall be granted or exercised under the ESPP thereafter other than in accordance with the preceding clause (C).

(f)        Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Company Options, Company Restricted Share Awards, Company RSU Awards, Company SARs and the ESPP pursuant to Sections 4.3(a) through Section 4.3(e) and (ii) cause the Stock Plan to terminate at or prior to the Effective Time, subject to Parent’s obligations under this Section 4.3. The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options, Company Restricted Share Awards, Company RSU Awards or Company SARs. The Surviving Corporation shall, subject to Section 4.2(h), pay through its payroll systems the amounts due pursuant to Section 4.3(a), Section 4.3(b), Section 4.3(c) and Section 4.3(d).

(g)        Future Grants of Equity Awards. Notwithstanding anything in Section 4.3(a), Section 4.3(b), and Section 4.3(c) to the contrary, but subject to Section 6.1, to the extent the terms of any Company Option, Company Restricted Share Award or Company RSU Award granted on or after the date of this Agreement and not in violation of this Agreement expressly provide for treatment in connection with the occurrence of the Effective Time that is different from the treatment prescribed by Section 4.3(a), Section 4.3(b) and Section 4.3(c), the terms of such Company Option, Company Restricted Share Award or Company RSU Award shall control (and Section 4.3(a), Section 4.3(b) and Section 4.3(c) shall not apply).

4.4.        Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the number of Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities, or a different class, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization or other similar transaction, the Merger Consideration shall be equitably adjusted to provide the holders of Shares, Company Options, Company Restricted Share Awards, Company RSU Awards and Company SARs the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 4.4 shall be construed to permit the Company or any Subsidiary of the Company to take any action otherwise prohibited by the terms of this Agreement.

ARTICLE V

Representations and Warranties

5.1.        Representations and Warranties of the Company. Except as set forth in the Company Reports filed by the Company with the SEC since September 26, 2016 and publicly available prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor or “forward-looking statements” section to the extent they are cautionary, predictive or forward-looking in nature) or in the disclosure schedule delivered to Parent and Merger Sub by the Company immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent (and only to the extent) that the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)        Organization, Good Standing and Qualification. The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Texas and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. The Company is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Merger by the Outside Date. Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or a similar concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity (with respect to jurisdictions that recognize such concept or a similar concept) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Merger by the Outside Date. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of the Company’s and its material Subsidiaries’ articles of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so disclosed is in full force and effect.

As used in this Agreement: (i) the term “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries and (ii) the term “Material Adverse Effect” means any change, effect, event, occurrence or development that is materially adverse to the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that no change, effect, event, occurrence or development to the extent resulting from the following shall constitute or be taken into account in determining whether there is a Material Adverse Effect:

(A) changes in the economy or financial, debt, credit or securities markets or capital market conditions generally, including changes in interest or exchange rates, in the United States, United Kingdom or Canada;

(B) changes generally affecting the grocery industry (including the prepared foods business) in the United States, United Kingdom or Canada;

(C) changes or proposed changes in United States generally accepted accounting principles (“U.S. GAAP”) or other accounting standards or interpretations thereof or in any Law, or interpretations thereof;

(D) changes in any political conditions, acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing;

(E) acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, pandemics, floods or other natural disasters);

(F) a decline in the price or trading volume of the Shares on the NASDAQ Global Select Market (“NASDAQ”) or any other securities market or in the trading price of any other securities of the Company or any of its Subsidiaries or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries; provided, that the exception in this clause (F) shall not prevent or otherwise affect a determination that any change, effect, event, occurrence or development underlying such decline, if not otherwise excluded hereby, has resulted in a Material Adverse Effect;

(G) any failure by the Company to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings, cash flow or cash position or other financial, accounting or operating measures or metrics (whether such projections, forecasts, estimates or predictions were made by the Company or independent third parties) for any period; provided, that the exception in this clause (G) shall not prevent or otherwise affect a determination that any change, effect, occurrence or development underlying such failure, if not otherwise excluded hereby, has resulted in a Material Adverse Effect;

(H) the effect of seasonal changes on the results of operations, business or financial condition of the Company;

(I) the announcement or existence of this Agreement or the Merger, including the impact thereof on relationships with employees, customers, suppliers and distributors or other Persons to the extent resulting from such announcement or existence; provided, that the exception in this clause (I) shall not apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.1(d) (Governmental Filings, No Violations);

(J) the commencement or pendency of any litigation alleging breach of fiduciary duty or similar claim or violation of Law relating to this Agreement or the Merger or the transactions contemplated thereby; and

(K) the failure on the part of the Company or any of its Subsidiaries to take any action as a result of the restrictions set forth in Section 6.1(b) if the Company in good faith requested in writing that Parent consent to such action and Parent unreasonably withheld its consent to such requested action after the Company informed Parent in writing that it believed Parent’s withholding of its consent to be unreasonable;

provided, further, that, the exceptions in clauses (A) through (E) and (H) will not apply to the extent such change, effect, event, occurrence or development has a disproportionate adverse effect on the Company and its Subsidiaries compared to other companies operating in the grocery industry (including the prepared foods business).

(b)        Capital Structure.

(i)        The authorized capital stock of the Company consists of 1,200,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Shares”). As of the close of business on June 12, 2017, 319,685,753 Shares were outstanding (including 91,733 Shares underlying outstanding Company Restricted Share Awards) and no Preferred Shares were outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than Shares reserved for issuance under the Company’s 2009 Stock Incentive Plan (the “Stock Plan”) and the ESPP, the Company has no Shares or Preferred Shares reserved for issuance. As of the close of business on June 12, 2017, 28,176,386 Shares were underlying outstanding Company Options and Company RSU Awards granted under the Stock Plan and 53,500 Shares were underlying outstanding Company SARs. All of the outstanding shares of capital stock or other voting securities of each of the Company’s Subsidiaries are owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any Lien, other than transfer restrictions imposed by any applicable Law. Except as set forth in the fourth sentence of this Section 5.1(b)(i) and except for securities issued after the date of this Agreement in compliance with Section 6.1(b), there are no other outstanding shares of capital stock of, or other equity or voting interests in, the Company, and there are no preemptive or similar rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, securities, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell to any Person any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person (other than the Company or one or more of its wholly-owned Subsidiaries) a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries. Since the close of business on June 12, 2017 through the date hereof, (x) no Shares have been issued, except pursuant to the exercise of Company Options or settlement of Company RSU Awards, in each case, outstanding on or prior to the close of business on June 12, 2017, and (y) no grants of Company Restricted Share Awards have been made, in each case, in accordance with the terms of the Stock Plan. The Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter. Neither the Company nor any of its Subsidiaries is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding with a third party relating to any voting or equity interests in the Company or any of its Subsidiaries or any other agreement with a third party relating to the disposition, voting or dividends with respect to any voting or equity interests in the Company or any of its Subsidiaries.

(ii)        Section 5.1(b)(ii) of the Company Disclosure Schedule contains a correct and complete list, as of the close of business on June 12, 2017, of all outstanding (x) Company Options, Company Restricted Share Awards and Company RSU Awards granted under the Stock Plan and (y) Company SARs by holder, including the date of grant, term, number of Shares and exercise price, in each case, where applicable. Since June 12, 2017 and through the date of this Agreement, no Company Options, Company Restricted Share Awards, Company RSU Awards or Company SARs have been granted or awarded.

(iii)        Section 5.1(b)(iii) of the Company Disclosure Schedule sets forth (A) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, together with the jurisdiction of incorporation or formation of each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (B) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person, together with the jurisdiction of incorporation or formation of each such Person. As of the date of this Agreement, the Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act” and any applicable antitrust, competition or merger control Laws promulgated by any Governmental Authority (and, together with the HSR Act, “Antitrust Laws”) in connection with the transactions contemplated by this Agreement.

(c)        Corporate Authority; Approval and Fairness.

(i)        The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms.

(ii)        The Company Board has (A) unanimously approved this Agreement and resolved to recommend that this Agreement be approved by the holders of Shares (the “Company Recommendation”), (B) directed that this Agreement be submitted to the holders of Shares for their approval and (C) received the opinion of its outside financial advisor, Evercore Group L.L.C., to the effect that based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Merger Consideration to be received by the holders of Shares pursuant to this Agreement is fair, from a financial point of view, as of the date of such opinion. For the purposes of this Agreement, “Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with a second Person.

(d)        Governmental Filings; No Violations.

(i)        The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement require no authorization or other action by or in respect of, or filing with, any (A) federal, state, local, municipal, foreign or other government; (B) governmental, quasi-governmental, supranational or regulatory authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body and any court or other tribunal); or (C) self-regulatory organization (including NASDAQ) (each, a “Governmental Authority”) other than (1) the filing of the Certificate of Merger with the Texas Secretary of State, (2) compliance with any applicable requirements of the HSR Act, (3) compliance with any applicable requirements of the Canadian Competition Act, as amended (the “Competition Act”), (4) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (5) compliance with any applicable rules of NASDAQ, and (6) where failure to obtain such authorization or take any such action would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Merger by the Outside Date.

(ii)        The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement do not and will not (A) conflict with or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.1(d)(i), conflict with or result in a violation or breach of any applicable Law or (C) assuming compliance with the matters referred to in Section 5.1(d)(i), require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, modification, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company and any of its Subsidiaries are entitled, under (1) any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (other than any purchase orders, invoices or similar instruments) (each, a “Contract”) binding upon the Company or any of its Subsidiaries or to which any of their respective properties, rights or other assets are subject or (2) any Company Permit governing the operation of the business of the Company or any of its Subsidiaries, except in the case of clauses (B) and (C) above, any such violation, breach, conflict, default, right, termination, modification, acceleration, cancellation, loss or Lien that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Merger by the Outside Date.

(e)        Company Reports; Financial Statements; Internal Controls.

(i)        The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) since September 27, 2015 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished (and, if amended, as of the date of such amendment) complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (and, if amended, as of the date of such amendment, and in the case of the Proxy Statement, at the date of mailing to shareholders of the Company and at the time of the Company Shareholders Meeting), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii)        The Company is in compliance in all material respects with the applicable listing and other requirements of NASDAQ.

(iii)        The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules of the SEC. The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness or fraud so disclosed, if any, has been disclosed to Parent in writing prior to the date of this Agreement. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(iv)        The consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly present, or, in the case of consolidated financial statements included in or incorporated by reference into Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and their consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the respective periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in each case in conformity with U.S. GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved, except as may be noted therein or in the notes thereto.

(f)        Absence of Certain Changes. From and after September 26, 2016 (i) through the date of this Agreement, the Company and its Subsidiaries have, except in connection with this Agreement and the transactions contemplated hereby, conducted their businesses in all material respects in the ordinary course of business and there has not been any action taken by the Company or its Subsidiaries that would have required the consent of Parent pursuant to Sections 6.1(b)(ii)(x) or (y), 6.1(b)(vi), 6.1(b)(viii), 6.1(b)(xi), 6.1(b)(xv) (excluding clause (A) thereof) and 6.1(b)(xvi) (solely as it relates to Sections 6.1(b)(ii)(x) or (y), 6.1(b)(vi), 6.1(b)(viii), 6.1(b)(xi) and 6.1(b)(xv) (excluding clause (A) thereof) if such action had been taken after the date of this Agreement; and (ii) there has not been any change, effect, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)        Litigation and Liabilities.

(i)        As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened, civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings (each, an “Action”) before any Governmental Authority to which the Company or any of its Subsidiaries is a party or any Action by any Governmental Authority against or involving the Company or its Subsidiaries, in each case that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Merger by the Outside Date. None of the Company or any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction, decree or award of any Governmental Authority, except for those that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the ability of the Company to consummate the Merger by the Outside Date.

(ii)        There are no obligations or liabilities of the Company or any of its Subsidiaries (whether accrued, contingent or otherwise) that would be required by U.S. GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than:

(A) obligations or liabilities to the extent disclosed, reflected or reserved against in the consolidated balance sheet of the Company for the quarterly period ended April 9, 2017 (or any notes thereto);

(B) obligations or liabilities arising in connection with the transactions contemplated by this Agreement;

(C) obligations or liabilities incurred in the ordinary course of business since April 9, 2017;

(D) obligations or liabilities arising from Contracts entered into in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract or violation of Law); or

(E) obligations or liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

As used in this Agreement, the term “Knowledge” means, when used with respect to the Company, the actual knowledge of the persons listed on Section 5.1(g)(ii) of the Company Disclosure Schedule.

(h)        Employee Benefits.

(i)        Section 5.1(h)(i) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of all material Benefit Plans (other than Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States (the “Non-U.S. Benefit Plans”)). For purposes of this Agreement, “Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company or pursuant to which the Company or its Subsidiaries may have any liability, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Stock Plan, and all other employment, consulting (to the extent related to a natural person), retirement, termination or change in control agreements, supplemental retirement, profit sharing, deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock-based incentive, bonus, insurance, medical, welfare, fringe or other plans, contracts, policies or arrangements providing for benefits or remuneration of any kind, whether or not written and whether or not material. True and complete copies of all material Benefit Plans listed on Section 5.1(h)(i) of the Company Disclosure Schedule and all material amendments thereto have been provided or made available to Parent prior to the date of this Agreement.

(ii)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Non-U.S. Benefit Plans (collectively, “U.S. Benefit Plans”), are, and have been operated, in substantial compliance with ERISA, the Code and other applicable Laws. Each U.S. Benefit Plan that is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA intended to be qualified under Section 401(a) of the Code, has received a favorable determination or opinion letter from the Internal Revenue Service (the “IRS”) or has applied to the IRS for such favorable determination or opinion letter within the applicable remedial amendment period under Section 401(b) of the Code, and, to the Knowledge of the Company, there are no circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(iii)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has (A) engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, would reasonably be expected to subject the Company or any Subsidiary to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA, or (B) incurred or reasonably expects to incur a Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any liability under Section 4071 of ERISA.

(iv)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) all contributions or other amounts payable by the Company or any Subsidiary with respect to each U.S. Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with U.S. GAAP on the Company Reports, and (B) there are no pending or, to the Knowledge of the Company, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Authority by, on behalf of or against any U.S. Benefit Plan or any trust related thereto.

(v)        Neither the Company nor any ERISA Affiliate has in the last six years (A) maintained, sponsored, contributed to or been required to contribute to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, or (B) participated in or contributed to, or been obligated to contribute to any Multiemployer Plan. No Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). For purposes of this Agreement, “ERISA Affiliate” means any entity which is considered one employer with the Company under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

(vi)        Neither the Company nor any of its Subsidiaries has any obligations for retiree or post-employment health and life benefits under any ERISA Plan or collective bargaining agreement, other than coverage mandated by applicable Law or continued health and life benefits coverage following a termination of employment for a period not to exceed 18 months.

(vii)        Neither the execution of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated hereby would, whether alone or in combination with another event, except as required by Law, (A) entitle any employee, director or officer of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any material payment or funding (through a grantor trust or otherwise) of compensation or benefits under, materially increase the amount payable to any employee, director or officer under or result in any other material obligation pursuant to, any of the Benefit Plans, (C) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent and its

Subsidiaries to merge, amend or terminate any of the Benefit Plans or (D) result in payments under any of the Benefit Plans that would not be deductible under Section 280G of the Code.

(viii)        Neither the Company nor any Subsidiary has any obligation to provide, and no Benefit Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(ix)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) all Non-U.S. Benefit Plans comply in all respects with applicable Law, (B) all liabilities of the Company and its Subsidiaries with respect to any such Non-U.S. Benefit Plan are funded to the extent required by applicable Law or the plan terms or have been accrued to the extent required by U.S. GAAP or other applicable accounting rules, and (C) there is no pending or, to the Knowledge of the Company, threatened litigation relating to Non-U.S. Benefit Plans.

(x)        Except as is not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Company Option, Company Restricted Share Award and Company RSU Award (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan, (B) in the case of Company Options, has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, and (C) qualifies for the Tax and accounting treatment afforded to such Company Option, Company Restricted Share Award or Company RSU Award, as applicable, in the Company’s Tax Returns and the Company Reports, respectively.

(i)        Compliance with Laws; Company Permits.

(i)        Compliance with Laws. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) since September 28, 2014, the businesses of each of the Company and its Subsidiaries have been, and are being, conducted in compliance with all applicable federal, state, local, territorial, provincial, municipal, regional, foreign or supranational laws, statutes, codes, treaties and ordinances, common law, and any rules, regulations, standards, judgments, orders, writs, injunctions, decrees, arbitration awards and agency requirements of any Governmental Authority (collectively, “Laws”), (B) no investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened and (C) as of the date of this Agreement, the Company has not received any written notice or written communication from any Governmental Authority of any noncompliance with any Laws that has not been cured as of the date of this Agreement.

(ii)        Permits. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) the Company and its Subsidiaries hold all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders (including all product certifications) issued or granted by any Governmental Authority or other Person responsible for issuing such permit, certification, approval, registration, consent, authorization, franchise, variance, exemption or order (the “Company Permits”) necessary for the Company and its Subsidiaries to own, lease and operate their properties or other assets and to conduct their businesses in the manner in which they conduct them, (B) all such Company Permits are valid and in full force and effect, (C) the Company and its Subsidiaries are in compliance with such Company Permits and (D) there is not pending or, to the Company’s Knowledge, threatened any administrative or judicial proceeding that would reasonably be expected to result in any suspension, adverse modification, revocation or cancellation of any of the Company Permits.

(j)        Material Contracts.

(i)        Except for any Benefit Plan or as set forth in Section 5.1(j)(i) of the Company Disclosure Schedule, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to or bound by any Contract (a Contract described by clauses (A) through (M) of this Section 5.1(j)(i), including Contracts and all amendments and modifications thereto filed as exhibits to the Company Reports, being hereinafter referred to as a “Material Contract”):

(A) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(B) that contains any non-compete or exclusivity provision that materially restricts the ability of the Company or any of its Subsidiaries to compete with respect to any material line of business or material geographic area (or would so restrict, on its face, following the consummation of the Merger, the Surviving Corporation or any of its Subsidiaries);

(C) that provides for the Company or any of its Affiliates to obtain a service, product, product line, operations or line of business from any Person (including any of the Significant Suppliers) that involved annual payments or consideration in 2016 (or which is expected to involve annual payments or consideration in 2017) in excess of $40,000,000, or that contains any minimum purchase commitments in excess of $40,000,000 annually;

(D) that contains covenants expressly limiting in any material respect the ability of the Company or any of its Subsidiaries to sell, transfer, pledge or otherwise dispose of any material assets (including any restrictions on the transfer of any Intellectual Property Rights) or business of the Company or any of its Subsidiaries;

(E) that contains any standstill or with respect to any material assets of the Company or its Subsidiaries, taken as a whole, “most favored nation” or most favored customer provision or rights of first or last offer, negotiation or refusal, in each case, to which the Company or any of its Affiliates is subject;

(F) that provides for or relates to a material partnership, joint venture, collaboration or similar material arrangement (in each case, other than with respect to wholly-owned Subsidiaries of the Company);

(G) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing indebtedness of any Person in excess of $40,000,000 (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon), except for any Contract solely among or between the Company and any of its Subsidiaries;

(H) that includes an indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligation of the Company or any of its Subsidiaries that is material to the Company or any of its Subsidiaries, taken as a whole;

(I) that is a Material Real Property Lease;

(J)    (1) pursuant to which a third party has granted to the Company or any of its Subsidiaries a license, covenant not to sue, or other right to any Intellectual Property Rights that are material to the conduct of business of the Company or any of its Subsidiaries, other than any non-exclusive license for off-the-shelf software that is generally available on a commercial basis; or (2) pursuant to which the Company or any of its Subsidiaries has granted a third party a license, covenant not to sue, or other right to any material Owned Intellectual Property;

(K) with a Governmental Authority other than Company Permits, settlement agreements described in the Company Reports filed prior to the date of this Agreement if any, and sales or supply agreements entered into in the ordinary course of business;

(L) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $15,000,000 (other than the Stock Plan or agreements entered pursuant thereto); or

(M) that is not covered by clauses (A) through (L) and involved in 2016 or is expected to involve in 2017 the payment by or to the Company or any of its Subsidiaries of more than $40,000,000 in the aggregate.

(ii)        The Company has made available to Parent prior to the date of this Agreement, accurate and complete copies of all written Material Contracts required to be identified in Section 5.1(j)(i) of the Company Disclosure Schedule, including all amendments thereto, as in effect as of the date of this Agreement. Section 5.1(j)(ii) of the Company Disclosure Schedule provides an accurate description of the material terms of each Material Contract required to be identified in Section 5.1(j)(i) of the Company Disclosure Schedule that is not in written form.

(iii)        Except for expirations of Material Contracts in the ordinary course of business and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Material Contract is a valid and binding agreement of the Company or any of its Subsidiaries party thereto, enforceable against the Company or any of its Subsidiaries in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to rules of Law governing specific performance, injunctive relief and other equitable remedies. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, no other party thereto, is (or, with or without notice or lapse of time would be) in default or breach in any material respect under the terms of any such Material Contract and, to the Knowledge of the Company, no event has occurred that (with or without notice or lapse of time) will, or would reasonably be expected to (A) constitute such a violation or breach, (B) give any Person the right to accelerate the maturity or performance of any Material Contract or (C) give any Person the right to cancel, terminate or modify in a manner adverse to the Company any Material Contract.

(iv)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since September 27, 2015 through the date of this Agreement, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice of any violation or breach of, default under or intention to cancel, terminate, adversely modify or not renew, any Material Contract.

(v)        The matters set forth on Section 5.1(j)(v) of the Company Disclosure Schedule are accurate.

(vi)        Except for the Material Contracts, to the Knowledge of the Company as of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to or bound by any Contract (A) that contains any non-compete or exclusivity provisions to which the Company or any of its Affiliates is subject with respect to any material line of business or material geographic area with respect to the Company or any of its Affiliates or which restricts (or would restrict, on its face, following the consummation of the Merger, the Surviving Corporation or any of its Affiliates) the conduct of any line of business by the Company or any of its Subsidiaries or any geographic area in which the Company or any of its Subsidiaries conducts business, or (B) that contains any standstill, “most favored nation” or most favored customer provision, or with respect to any material assets of the Company or its Subsidiaries, or rights of first or last offer, negotiation or refusal, in each case, to which the Company or any of its Affiliates is subject (a Contract described by clauses (A) and (B) of this Section 5.1(j)(vi), a “Specified Contract”).

(k)        Suppliers. Section 5.1(k) of the Company Disclosure Schedule sets forth accurate and complete lists, with respect to the fiscal years ended September 25, 2016, September 27, 2015 and September 28, 2014, of the 15 largest suppliers for the Company or any of its Subsidiaries during each such period, based on amounts paid or payable to such supplier in each such period (each, a “Significant Supplier”). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, none of the Company or any of its Subsidiaries (i) has any outstanding dispute with any Significant Supplier or (ii) has, since September 25, 2016, received any written notice from any Significant Supplier that such supplier shall not continue, or does not expect to continue, as a supplier of the Company or any of its Subsidiaries, as applicable, or that such supplier intends to materially reduce the scale of the business conducted with the Company or any of its Subsidiaries.

(l)        Real Property.

(i)        Leased Real Property. Set forth on Section 5.1(l)(i) of the Company Disclosure Schedule is an accurate and complete list of all Material Real Property Leases relating to the Leased Real Property. Each of the Material Real Property Leases relating to the Leased Real Property is valid, binding and enforceable in accordance with its terms and is in full force and effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or its applicable Subsidiary has a valid leasehold interest in such Leased Real Property relating to the Real Property Leases, free and clear of all Liens, except Permitted Liens. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (A) there exists no default or event of default (or any event that with notice or lapse of time or both would become a default) on the part of the Company or any of its Subsidiaries (as applicable), or, to the Knowledge of the Company, any other party, under any Real Property Lease; (B) the Company or its applicable Subsidiary has not (1) subleased, licensed, or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof or (2) collaterally assigned or granted any other security interests in any Real Property Lease or any interest therein; and (C) there are no Liens on the estate or interests created by any such Real Property Lease, except Permitted Liens.

(ii)        Owned Real Property. Set forth on Section 5.1(l)(ii) of the Company Disclosure Schedule is an accurate and complete list of all land, buildings and improvements and other real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company or its applicable Subsidiary has good and valid title to all the Owned Real Property, free and clear of all Liens, except Permitted Liens. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (A) the Company or its applicable Subsidiary has not leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof; and (B) other than the right of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property, any portion thereof or any interest therein.

(iii)        For purposes of this Agreement:

(A) “Leased Real Property” shall mean the leasehold or subleasehold interests and any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries under the Real Property Leases.

(B) “Lien” shall mean any mortgage, lien, covenant not to sue, pledge, security interest, deed of trust, right of first refusal, easement, or similar encumbrance in respect of any property or asset, including any restriction on the voting of any security, restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset.

(C)        “Permitted Liens” shall mean: (1) liens or deposits for current Taxes that are not yet due or delinquent or are being contested in good faith by appropriate proceedings or for which adequate reserves have been established in accordance with U.S. GAAP prior to the date of this Agreement; (2) statutory liens or landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, workmen’s, materialmen’s or repairmen’s liens or other like Liens arising or incurred in the ordinary course of business; (3) with respect to the Real Property, zoning restrictions, minor title defects or irregularities and other restrictions that do not, individually or in the aggregate, materially impair the use, occupancy or value of such Real Property; (4) as to any Leased Real Property, any Lien affecting solely the interest of the landlord thereunder and not the interest of the tenant thereunder, which does not materially impair the use, occupancy or value of such Leased Real Property; (5) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, contracts (other than for the payment of indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure or appeal bonds to which such entity is a party, in each case incurred or made in the ordinary course of business; (6) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business; and (7) Liens to the extent disclosed or reflected on the consolidated balance sheet of the Company for the quarterly period ended April 9, 2017 (or any notes thereto).

(D) “Real Property” shall mean the Leased Real Property and the Owned Real Property.

(E) “Real Property Leases” shall mean the leases, subleases, ground leases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, under which the Company or any of its Subsidiaries uses or occupies or has the right to use of occupy any real property.

(F) “Material Real Property Leases” shall mean each Real Property Lease (i) for a distribution center, (ii) for the top 25 stores based on 2016 net revenue or (iii) requiring an annual payment in excess of $2,500,000.

(iv)         Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any applicable Subsidiary has received written notice of or has an expropriation or condemnation proceeding pending or, to the Company’s Knowledge, threatened or proposed against any Real Property.

(v)         Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has not received any written notice that its present or contemplated use of the Real Property is not in conformity with all applicable Laws, rules, regulations and ordinances, including all applicable zoning Laws, ordinances and regulations and with all registered deeds, restrictions of record or other agreements affecting such Real Property. No damage or destruction has occurred with respect to any of the Real Property that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(vi)        The Company has made available to Parent prior to the date of this Agreement all Material Real Property Leases containing any “radius restriction” clauses or similar business or use restriction, including on the type of products that can be sold at the applicable Leased Real Property.

(m)        Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.2(g), no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s articles of incorporation or bylaws is applicable to the Company, Parent, Merger Sub, the Shares, this Agreement, the Merger or the other transactions contemplated by this Agreement. There is no shareholder rights plan or “poison pill” antitakeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound. Prior to the date of this Agreement, the Company Board has taken all action necessary, assuming the accuracy of the representation and warranties in Section 5.2(g), to ensure neither Parent nor Merger Sub will be an “affiliated shareholder” or prohibited from entering into consummating a “business combination” with the Company under Section 21.606 of the TBOC as a result of the execution of this Agreement or the consummation of the Merger of the other transaction contemplated by this Agreement.

(n)        Environmental Matters. Each of the Company and its Subsidiaries is and has been in compliance with all applicable Environmental Laws, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no real property currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substances under circumstances that would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (ii) neither the Company nor any of its Subsidiaries is subject to liability relating to any off-site disposal or contamination involving Hazardous Substances affecting any non-owned properties or natural resources; (iii) neither the Company nor any of its Subsidiaries has received any written claims, notices or demand letters alleging any liability relating to any Environmental Law; and (iv) neither the Company nor any Subsidiary is subject to any order, decree, injunction or other binding agreement with any Governmental Authority or any indemnity or other contractual agreement with any third party providing for or requiring it to assume or incur any liability or obligations under any Environmental Law.

As used in this Agreement, (i) the term “Environmental Law” means any Law relating to the protection of the environment or human health and safety as it relates to any Hazardous Substance and (ii) the term “Hazardous Substance” means any material that is listed, regulated, classified or defined under any Environmental Law due to a potential for harm or contamination including any petroleum compounds, asbestos, lead, mold, or polychlorinated biphenyls.

(o)        Taxes.

(i)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(A) The Company and each of its Subsidiaries (1) have duly and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete and (2) have paid all Taxes that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or other third party, except, in each case, for Taxes that are being contested in good faith in appropriate proceedings or for which adequate reserves have been established in accordance with U.S. GAAP in the financial statements included in the Company Reports filed prior to the date of this Agreement.

(B) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations with respect to any Tax Return or extension of time with respect to a Tax assessment or deficiency, in each case, that is currently effective, and there has been no request by a Governmental Authority to execute such a waiver or extension.

(C) There are no Tax Liens upon any property or assets of the Company or any of its Subsidiaries except Permitted Liens. No deficiency for any amount of Taxes has been proposed or asserted in writing or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid or unresolved. As of the date of this Agreement, there are not pending or threatened in writing any audits, suits, claims, examinations, investigations, proceedings or other administrative or judicial proceedings in respect of Taxes or Tax matters. Within the past six years, no written claim has been received by the Company or any of its Subsidiaries from a Governmental Authority in a jurisdiction in which neither the Company nor any of its Subsidiaries files income or franchise Tax Returns that the Company or any of its Subsidiaries are or may be subject to income or franchise taxation by, or required to file any income or franchise Tax Return in, that jurisdiction.

(D) Neither the Company nor any of its Subsidiaries is or will be required to include any material amount in taxable income for any Tax period ending after the Closing Date or in any Tax Return not yet filed as a result of any (1) change in a method of accounting pursuant to Section 481 of the Code (or any analogous provision under state or foreign Tax Laws) made prior to the date of this Agreement, (2) installment sale made prior to the date of this Agreement, or (3) election under Section 108(i) of the Code made prior to the date of this Agreement, in each case, other than to the extent reflected or reserved against in the Company Reports filed prior to the date of this Agreement.

(E) Neither the Company nor any of its Subsidiaries (1) has any liability for Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law; (2) has transferee or successor liability for the unpaid Taxes of any other Persons (other than the Company or any of its Subsidiaries) by operation of applicable Law; or (3) is a party to any Tax sharing agreement other than any (i) agreement or arrangement solely among the Company and its Affiliates, or (ii) gross-up and indemnification provisions in credit agreements, derivatives, leases, supply agreements or other commercial agreements, each of which was entered into in the ordinary course of business and the primary purposes of which is unrelated to Taxes. In the last two years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code. There are no closing agreements, gain recognition agreements, private letter rulings, technical advance memoranda or similar agreements or rulings that have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries that will be binding on the Company or any of its Subsidiaries with respect to any taxable period beginning on or after the Closing Date.

(ii)        Within the past six years, neither the Company nor any of its Subsidiaries has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a United States consolidated federal income Tax Return (other than an affiliated group the common parent of which is or was the Company or any of its Subsidiaries).

(iii)        Within the past six years, neither the Company nor any of its Subsidiaries has “participated” in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this clause (o) and in clause (h) are the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to Taxes. As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, escheat, unclaimed property, occupancy and other taxes, duties or assessments of any nature whatsoever imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(p)        Labor Matters.

(i)        As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union, works council or similar organization, and, to the Company’s Knowledge, there are no material activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, no work stoppage or labor strike against the Company or any of its Subsidiaries by employees is pending or threatened, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(ii)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity Laws), terms and conditions of employment, workers’ compensation, occupational safety and health, and wages and hours.

(iii)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, (A) none of the Company or any of its Subsidiaries is subject to, is a party to, or has been threatened in writing with any action, proceeding, dispute, grievance, arbitration, investigation before any Governmental Authority, charge or lawsuit relating to labor or employment matters involving any current or former employees of the Company or any of its Subsidiaries, including matters involving labor, employment, fair employment practices (including equal employment opportunity Laws), terms and conditions of employment, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours and (B) as of the date of this Agreement, none of the Company or any of its Subsidiaries has received written notice of any controversy pending or threatened between the Company or any of its Subsidiaries and any of their respective current or former employees or consultants, which controversy has or would reasonably be likely to result in an action, proceeding, dispute, grievance, arbitration, investigation before any Governmental Authority, charge or lawsuit. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened Action that has been asserted or instituted against the Company or any of its Subsidiaries by any Governmental Authority or any individual relating to the legal status or classification of an individual classified by the Company or any of its Subsidiaries as a non-employee (such as an independent contractor, a leased employee, a consultant or special consultant).

(q)        Intellectual Property.

(i)        Section 5.1(q)(i) of the Company Disclosure Schedule sets forth an accurate and complete list of all material Registered Intellectual Property and material unregistered Trademarks, indicating for each Registered item the record owner (or for unregistered Trademarks, the legal owner), registration or application number, registration or application date and the applicable filing jurisdiction (or in the case of an Internet domain name, the applicable domain name registrar).

(ii)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(A) the Company and its Subsidiaries, each as applicable, own, free and clear of all Liens, or have valid and sufficient rights to use, all Intellectual Property Rights used in or reasonably necessary for the operation of the businesses of the Company or any of its Subsidiaries as currently conducted;

(B) the Owned Intellectual Property is subsisting, and to the Knowledge of the Company, the issued or granted Registered Intellectual Property is valid and enforceable;

(C) the conduct of the businesses of the Company and its Subsidiaries as currently conducted has not, since September 28, 2014, infringed, misappropriated or otherwise violated, and does not currently infringe, misappropriate or otherwise violate the Intellectual Property Rights of any Person; and

(D) since September 28, 2014, to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated or currently infringes, misappropriates or otherwise violates any Owned Intellectual Property.

(iii)        Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken commercially reasonable steps to preserve the validity of its Trademarks that are in regular use by, or otherwise material to the businesses of, the Company or any of its Subsidiaries, including actively policing such Trademarks against unauthorized use and exercising adequate quality control measures to ensure such Trademarks would not be deemed abandoned or otherwise invalidated.

(iv)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) all Trademarks included in the Owned Intellectual Property that are in regular use by, or otherwise material to the businesses of, the Company or any of its Subsidiaries have been in regular use by the Company or one of its Subsidiaries since they were first used by the Company or any of its Subsidiaries, and (B) to the Knowledge of the Company, there are no Trademarks of any other Person that conflict with such Trademarks.

(v)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the IT Assets (A) operate and perform in all material respects the functions reasonably required by each of the Company and its Subsidiaries in connection with the conduct of their businesses as currently conducted, (B) since September 28, 2014, have not materially malfunctioned or failed and (C) are free from material defects, except for any material defects that are being addressed or remediated in the ordinary course of business. As of the date of this Agreement, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets.

(vi)        Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have complied in all material respects with all applicable Laws (including the Payment Card Industry Data Security Standard published by the Payment Card Industry Security Standards Council) and all applicable contractual obligations relating to the collection, storage, use, transfer and any other processing of any Personal Information collected or used by the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has taken commercially reasonable steps to protect all such Personal Information against loss and unauthorized access, use or disclosure and, to the Knowledge of the Company, there has been no unauthorized access to or misuse of such Personal Information.

(vii)        For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property Rights” means any or all of the following in the world: (a) patents (including design patents) and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuations-in-part, divisions, reissues, re-examinations, substitutions, and extensions thereof, (b) rights in trademarks, service marks, trade names, corporate names, service names, symbols, logos, trade dress, packaging design, slogans, Internet domain names, uniform resource locators, and other similar identifiers of origin, in each case whether or not registered, and any and all common law and any applicable moral rights thereto, and registrations and applications for registration thereof and any goodwill associated therewith (collectively, “Trademarks”), (c) published and unpublished works of authorship whether or not copyrightable, whether or not registered or sought to be registered, copyrights in and to the foregoing, together with all common law rights therein, and any applications and registrations therefor and (d) trade secrets, know-how and other information of a confidential nature, (e) mask work rights and (f) other similar intellectual property rights and/or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation, in each case, used by the Company or any of its Subsidiaries.

“Owned Intellectual Property” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries.

“Personal Information” means any information that alone or in combination with other information collected or used by the Company or any of its Subsidiaries can be used to specifically identify a Person. Personal Information includes credit card numbers, bank account numbers and other payment information, any individual’s name, address or phone number, usernames and passwords, social security numbers (or similar identification numbers), dates of birth and email addresses.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Registered Intellectual Property” means all Owned Intellectual Property that is Registered.

(r)        Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’

compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by the Company or any of its Subsidiaries are with reputable insurance carriers and provide coverage in such amounts and against such risks as the Company reasonably believes to be customary or in good faith adequate for companies of a comparable size in the industries in which it and its Subsidiaries operate. Each Insurance Policy maintained by or on behalf of the Company as of the date of this Agreement is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(s)        Certain Business Practices. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company, its Subsidiaries and, to the Knowledge of the Company, their respective directors, officers, employees, consultants and agents in each case acting on behalf of the Company have complied at all times since September 28, 2014, and are in compliance, with (A) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd1, et seq.) (“FCPA”), and (B) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, none of the Company, any of its Subsidiaries and/or, to the Knowledge of the Company, any of the Company’s and its Subsidiaries’ respective directors, officers, employees, consultants and agents in each case acting on behalf of the Company have paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of influencing any act or decision of such official or of any Governmental Authority to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage in each case in violation in any material respect of the FCPA and any Laws described in clause (B) of the immediately preceding sentence. As used in this Agreement, the term “Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Authority, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Authority, or for or on behalf of any such public international organization. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries (x) have instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Company or any of its Subsidiaries operate and (y) have not revoked such policies and procedures.

(t)        Quality and Safety of Products.

(i)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has, since September 28, 2014, received written notice in connection with any product sold, produced or distributed by or on behalf of the Company or any of its Subsidiaries of any claim or allegation against the Company or any of its Subsidiaries, or been a party to, subject to or threatened with, any Action or investigation against or affecting, the Company or any of its Subsidiaries as a result of manufacturing, storage, quality, packaging or labeling of any product produced, sold or distributed by or on behalf of the Company or any of its Subsidiaries.

(ii)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the food and non-food inventory held for sale to customers by the Company or any of its Subsidiaries, including grocery, frozen, dairy, deli, produce, meat, general merchandise and health and beauty products, which is held at, or is in transit from or to, any of the Company’s or any of its Subsidiaries’ premises, whether or not reflected in the consolidated financial statements (the “Company Products”), (A) is of a quality and condition merchantable in the ordinary course of business, (B) is subject to reasonably designed procedures for storage and handling in conformity with industry standards and reasonably good business practice and (C) since September 25, 2016, has not been subject to a voluntary recall by the Company or its Subsidiaries, by the manufacturer or distributor of the Company Products or any Governmental Authority nor subject to, to the Knowledge of the Company, a written threat of any such recall. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the food and beverage products of the Company or any Subsidiary prepared and/or served at the Company’s stores for people are suitable for human consumption when consumed in the intended manner (and assuming not in excessive quantities or by individuals with special sensitivities, allergies or health conditions that could be impacted by such products).

(iii)        Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries has, since September 25, 2016, labeled any of its products as “natural,” “organic” or “certified organic” other than (A) in compliance with the U.S Federal Food, Drug and Cosmetic Act of 1938, as amended, and the rules and regulations promulgated thereunder and all other applicable Laws governing the labeling, marketing and/or advertising of food sold for human consumption as in effect as of the date of this Agreement and (B) in accordance with the customs of the grocery industry (including the prepared food business).

(u)        Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed Evercore Group L.L.C. as its outside financial advisor.

(v)        No Other Representations or Warranties. Except for the representations and warranties in this Section 5.1, neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any its Subsidiaries or their respective businesses, operations, properties, assets, liabilities or condition (financial or otherwise) or any information regarding any of the foregoing. Neither the Company nor any Person on behalf of the Company makes any express or implied representation or warranty with respect to any estimates, projections, forecasts and other forward-looking information or business and strategic plan or other information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and, except for the representations and warranties of the Company in this Section 5.1, any other information provided or made available to Parent or Merger Sub or their respective Representatives in connection with the Merger or the other transactions contemplated by this Agreement (including any information, documents, projections, forecasts, estimates, predictions or other material made available to Parent or Merger Sub or their respective Representatives in “data rooms,” management presentations or due diligence sessions in expectation of the Merger or the other transactions contemplated by this Agreement or otherwise), and each of Parent and Merger Sub acknowledge the foregoing. The Company agrees and acknowledges that Parent and Merger Sub have not made any representations and warranties other than those that are expressly set forth in Section 5.2 and that Parent and Merger Sub shall have no liability to the Company resulting from the Company’s reliance on any such information.

5.2.        Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub each hereby represent and warrant to the Company that:

(a)        Organization, Good Standing and Qualification. (i) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (ii) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Texas, (iii) each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iv) each of Parent and Merger Sub is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business require such qualification, except where the failure to be so qualified or in good standing, or to have such power or authority, does not and would not reasonably be expected, individually or in the aggregate, to prevent or materially delay the ability of Parent or Merger Sub, as applicable, to consummate the Merger by the Outside Date.

(b)        Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to the approval of this Agreement by the sole shareholder of Merger Sub, which such approval shall occur immediately following the execution of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

(c)        Governmental Filings; No Violations.

(i)        The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement require no authorization or other action by or in respect of, or filing with, any Governmental Authority other than (A) the filing of the Certificate of Merger with the Texas Secretary of State, (B) compliance with any applicable requirements of the HSR Act, (C) compliance with any applicable requirements of the Competition Act, (D) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (E) compliance with any applicable rules of NASDAQ, and (F) where the failure to take such actions or obtain such authorization would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger by the Outside Date.

(ii)        The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated in this Agreement do not and will not (A) conflict with or result in any violation or breach of any provision of the certificate or articles of incorporation or bylaws of Parent or Merger Sub, respectively, or the similar organizational documents of any of their respective Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.2(c)(i), conflict with or result in a violation or breach of any applicable Law or (C) assuming compliance with the matters referred to in Section 5.2(c)(i), require any consent by any Person, except in the case of clauses (B) and (C) above, any such violation, breach or conflict that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger.

(d)        Litigation. There are no pending or, to the knowledge of the executive officers of Parent, threatened Actions against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger by the Outside Date.

(e)        Sufficiency of Funds. As of the Effective Time, Parent and Merger Sub will have available to them cash and other sources of immediately available funds sufficient to pay the aggregate Merger Consideration and all other cash amounts payable pursuant to this Agreement. Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

(f)        Ownership of Merger Sub; No Prior Activities. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, business activities, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(g)        Ownership of Shares; Affiliated Shareholders. None of Parent, Merger Sub or any of their respective Subsidiaries (i) beneficially owns, directly or indirectly, any Shares, any rights or options to acquire any Shares or any securities or instruments convertible into, exchangeable into or exercisable for Shares or (ii) is, or has been at any time during the period commencing three years prior to the date of this Agreement an “affiliated shareholder” of the Company, as such term is defined in Section 21.602 of the TBOC.

(h)        Brokers and Finders. Except for Goldman Sachs & Co. LLC, the fees and expenses of which will be paid by Parent, neither Parent nor Merger Sub has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees for which the Company would be responsible in connection with the Merger or the other transactions contemplated in this Agreement.

(i)        No Other Representations or Warranties. Except for the representations and warranties in this Section 5.2, neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or any its Subsidiaries or their respective businesses, operations, properties, assets, liabilities or condition (financial or otherwise) or any information regarding any of the foregoing. Without limiting the generality of the foregoing, neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Parent and its Subsidiaries notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and, except for the representations and warranties of Parent and Merger Sub in this Section 5.2, with respect to any other information provided or made available to the Company or its Representatives in connection with the Merger or the other transactions contemplated by this Agreement (including any information, documents, projections, forecasts, estimates, predictions or other material made available to the Company or its Representatives in “data rooms,” management presentations or due diligence sessions in expectation of the Merger or the other transactions contemplated by this Agreement), and the Company acknowledges the foregoing. Each of Parent and Merger Sub agrees and acknowledges that the Company has not made any representations and warranties other than those that are expressly set forth in Section 5.1 and that the Company shall have no liability to Parent or Merger Sub resulting from Parent’s or Merger Sub’s reliance on any such information.

ARTICLE VI

Covenants

6.1.        Interim Operations.

(a)        Except as otherwise (i) required by this Agreement, (ii) required by applicable Law, (iii) approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned) or (iv) set forth on Section 6.1(a) of the Company Disclosure Schedule, from the date of this Agreement until the Effective Time, the Company will, and will cause its Subsidiaries to, use its and their reasonable best efforts to conduct their businesses in the ordinary course of business consistent with past practice and, to the extent consistent therewith, the Company shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to preserve their business organizations intact (including the service of key employees) and to maintain existing relations with key Persons with whom the Company and its Subsidiaries have significant relationships; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such provision of Section 6.1(b).

(b)        Except as otherwise (w) required by this Agreement, (x) required by applicable Law, (y) approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned) or (z) set forth on Section 6.1(b) of the Company Disclosure Schedule, from the date of this Agreement until the Effective Time, the Company will not, and will cause its Subsidiaries not to:

(i)        (x) adopt or submit to shareholder approval any change in the articles of incorporation or bylaws of the Company or (y) adopt any change in the comparable organizational document of any Subsidiary of the Company that, in the case of this clause (y), would adversely affect or delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(ii)        (x) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transaction between or among any of its Subsidiaries that would not impose, individually or in the aggregate, any changes or restrictions on its assets, operations or business or on the assets, operations and business of the Company and its Subsidiaries taken as a whole that would be adverse to Parent or any of its Subsidiaries or (y) restructure, reorganize or completely or partially liquidate or otherwise enter into any agreement or arrangement imposing, individually or in the aggregate, any changes or restrictions on the assets, operations or business or on the assets, operations and business of the Company or any of its Subsidiaries that would be adverse to Parent or any of its Subsidiaries;

(iii)        acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) acquisitions of inventory, supplies and similar materials in the ordinary course of business consistent with past practice, (B) pursuant to Contracts in effect on the date of this Agreement which have been disclosed in unredacted form to Parent prior to the date of this

Agreement, (C) in accordance with the Company’s capital expenditure budget made available to Parent prior to the date of this Agreement and set forth in the Company Disclosure Schedule, or (D) any other acquisitions for consideration that are not in excess of $5,000,000 in the aggregate;

(iv)        issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Lien against, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of capital stock of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants, restricted shares, restricted share units, performance share units, stock appreciation rights, phantom stock or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, in each case, other than (A) any such transaction among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries that would not be adverse to Parent or any of its Subsidiaries, or (B) any issuance, sale, grant or transfer of Shares pursuant to (1) the exercise or settlement of Company Options or Company RSU Awards outstanding as of the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement or (2) the grant of Company Restricted Share Awards after the date of this Agreement not in violation of this Agreement;

(v)        make any loans, advances or capital contributions to any Person (other than (A) to the Company or any of its wholly-owned Subsidiaries, (B) pursuant to any Contract described in clause (F) of the definition of a “Material Contract,” (C) extensions of credit terms to customers or vendors in the ordinary course of business and (D) customary loans or advances to employees in the ordinary course of business in amounts not to exceed $10,000,000 in the aggregate at any time);

(vi)        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (A) dividends or other distributions paid by any wholly-owned Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company and (B) regular quarterly dividends to shareholders of the Company by the Company in an amount not to exceed $0.18 per Share, in each case declared and paid at such times as is consistent with historical practice over the most recent fiscal year ended prior to the date of this Agreement);

(vii)        reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (except for (A) any such transaction by a wholly-owned Subsidiary of the Company that would not be adverse to Parent or any of its Subsidiaries and (B) acquisitions of Shares in satisfaction of withholding obligations in respect of Company Options, Company Restricted Share Awards or Company RSU Awards or payment of the exercise price in respect of Company Options, in each case, outstanding as of the date of this Agreement pursuant to its terms or granted thereafter not in violation of this Agreement);

(viii)        create, incur, assume, guarantee, endorse, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except (A) indebtedness for borrowed money in an amount not to exceed $10,000,000 in the aggregate that is (1) on terms not materially less favorable in the aggregate than the Company’s existing indebtedness or (2) prepayable at any time at par (plus customary floating rate breakage costs, if applicable), (B) guarantees of indebtedness of the Company or any of its wholly-owned Subsidiaries, (C) intercompany indebtedness between or among the Company and/or any of its wholly-owned Subsidiaries and (D) in connection with the financing of accounts payable in the ordinary course of business consistent with past practice;

(ix)        other than in accordance with the Company’s capital expenditure budget made available to Parent prior to the date of this Agreement and set forth in the Company Disclosure Schedule, incur or commit to any capital expenditure or expenditures, except capital expenditures of less than $1,000,000 individually or $10,000,000 in the aggregate;

(x)        other than in the ordinary course of business or in connection with any matter to the extent such matter is expressly permitted by any other clause of this Section 6.1(b), (A) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement or (B) amend or modify in any material respect or assign (other than assignments between or among the Company and/or any of its Subsidiaries that would not be adverse to Parent or any of its Subsidiaries) or terminate any Material Contract, other than expirations of any such Contract in accordance with its terms; provided, however, that in no event may the Company enter into any Contract described in clause (B) or (E) of the definition of a “Material Contract” or any Specified Contract, except, in each case, as would not be adverse to Parent or any of its Subsidiaries following the Effective Time other than in any de minimis respect;

(xi)        make any material changes with respect to financial accounting policies or procedures, except as required by Law, proposed Law or by U.S. GAAP or statutory or regulatory accounting rules or interpretations with respect thereto or by any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(xii)        settle any action, suit, claim, hearing, arbitration, investigation or other proceedings (other than any audit or other proceeding in respect of Taxes), for an amount in excess of $2,000,000 individually or $25,000,000 in the aggregate or any obligation or liability of it in excess of such amount or on a basis that would result in the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any Governmental Authority that would restrict the future activity or conduct of Parent, the Company or any of their respective Subsidiaries or a finding or admission of a violation of Law or violation of the rights of any Person other than with respect to monetary settlements only, settlements or compromises of any action, suit, claim, hearing, arbitration, investigation or other proceedings to the extent reflected or reserved against in the balance sheet (or the notes thereto) of the Company included in the Company Reports filed prior to the date of this Agreement for an amount not in excess of the amount so reflected or reserved;

(xiii)    (A) make or change any material Tax election, other than consistent with past practice, (B) change any entity classification for federal income tax purposes of any material Subsidiary, (C) create an entity outside of the United States that is (x) a direct Subsidiary of the Company or any of its domestic Subsidiaries and (y) treated as a “disregarded entity” or partnership for U.S. federal income tax purposes, or knowingly create a permanent establishment of the Company or any domestic Subsidiary outside the United States, (D) file any material amended Tax Return, (E) adopt any material accounting method for Taxes, other than consistent with past practice or change any material accounting method for Taxes, (F) settle or compromise any Tax claim for an amount in excess of $2,000,000 individually or $25,000,000 in the aggregate, other than with respect to settlements or compromises of any Tax claim for an amount that does not exceed the amount disclosed, reflected or reserved in accordance with U.S. GAAP in the Company Reports filed prior to the date of this Agreement, (G) surrender any material claim for a refund of Taxes, (H) enter into any closing agreement relating to a material amount of Taxes or (I) other than in the ordinary course of business, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xiv)    transfer, sell, lease, license, divest, cancel or otherwise dispose of, or permit or suffer to exist the creation of any Lien upon, any assets of the Company or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except for sales in the ordinary course of business consistent with past practice and sales of obsolete assets and except for sales, leases, licenses or other dispositions of assets having a value not in excess of $1,000,000 individually or $10,000,000 in the aggregate;

(xv)    except as required by any Benefit Plan in effect as of the date of this Agreement or adopted or entered into in accordance with this Agreement, (A) terminate, adopt, establish, enter into, amend or renew any Benefit Plan, other than amendments that do not materially increase benefits or result in materially increased administrative costs; (B) increase in any manner the compensation, benefits, severance or termination pay of any of the current or former (x) directors, (y) executive officers or (z) employees or consultants who are natural persons of the Company or its Subsidiaries with target total annual cash compensation opportunities (i.e., base pay or base rate and short term cash incentive target amounts) in excess of $300,000; (C) increase in any manner the compensation, benefits, severance or termination pay of any employees or consultants who are natural persons of the Company or its Subsidiaries with target total annual cash compensation opportunities at or below $300,000, other than in the ordinary course of business consistent with past practice; provided, that (x) any such increase in bonus or incentive payment corresponds to a routine annual salary or base pay increase implemented in the ordinary course of business consistent with past practice or (y) any such bonus (or increase in bonus) or similar incentive payment is awarded in recognition of the recipient’s performance in the ordinary course of business consistent with past practice; (D) pay any bonus or incentive compensation under any Benefit Plan, other than payments based on actual performance for completed performance periods; (E) accelerate the vesting of or lapsing of restrictions, or amend the vesting requirements, with respect to any equity-based compensation or other long-term incentive compensation under any Benefit Plan; (F) grant any new severance, change in control, retention benefit or any other similar award (other than pursuant to arrangements entered into with newly hired and promoted employees in the ordinary course of business consistent with past practice (provided, that, in each case, such arrangement is in all material respects in the form that has been provided to Parent as of the date of this Agreement) and for separation agreements entered into with terminated employees who are not executive officers in the ordinary course of business consistent with past practice); (G) take any action to accelerate the payment of, or to fund or secure the payment, of any amounts under any Benefit Plan; (H) hire any (x) consultant who is a natural person with aggregate annual fees in excess of $300,000, (y) executive officer or (z) employee who, upon commencement of employment would be designated as a “Level 8” employee or above, except, in the case of clause (z), employees who are hired in the ordinary course of business to fill positions that are open as of the date of this Agreement or that become open subsequent to the date of this Agreement as a result of a current employee’s departure; provided, that such new hire’s compensation and benefits package is comparable to that which the Company has historically made available to employees in similar positions, taking into account reasonable modifications for competitive market arrangements; (I) promote any executive officer of the Company or promote any employee to an executive officer position; (J) become a party to, establish, adopt, materially amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or (K) terminate without cause the employment of any executive officer of the Company; or

(xvi)    agree, authorize or commit to do any of the foregoing.

(c)        After the date of this Agreement and prior to the Effective Time, Parent and its Subsidiaries shall not (x) acquire control (it being understood for the purposes of this Section 6.1(c) that obtaining the right to a board seat of a third party shall be deemed control) or (y) enter into an agreement, arrangement or understanding to acquire control of a third party in North America that is in the grocery industry and operates physical retail stores if (i) such acquisition of control or (ii) entry into such agreement, arrangement or understanding, in the applicable case, would reasonably be expected to prevent, materially impair or materially delay the consummation of the Merger.

(d)        Prior to making any broad-based written (or prepared oral) communications to the officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit entitlements to be provided following the Closing Date, the Company shall provide Parent with a copy of the intended communication (including, in the case of any such oral communications, copies of scripts, talking points or other similar materials), Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such communication.

(e)        Nothing contained in this Agreement is intended to give Parent, its Subsidiaries, or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control, supervision, and decisionmaking authority over its and its Subsidiaries’ respective operations.

6.2.        Acquisition Proposals; Change of Recommendation.

(a)        No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2, the Company shall not, and shall cause its Subsidiaries and the directors and officers of it and its Subsidiaries not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i)        initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry, proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii)        engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal, indication of interest or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state the extent to which the terms of this provision prohibit such discussions);

(iii)        provide any non-public information to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

(iv)        subject to this Section 6.2, waive, terminate, modify or fail to enforce any “standstill” or confidentiality obligation of any Person (other than any party hereto) with respect to the Company or any of its Subsidiaries entered into in connection with an Acquisition Proposal.

(b)        Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote is obtained, in response to a bona fide written Acquisition Proposal not solicited in violation of this Section 6.2, the Company may:

(i)        provide information in response to a request therefor (including non-public information regarding the Company or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that in the event such information has not previously been made available to Parent, the Company shall, promptly (and, in any event, within 24 hours), provide such information to Parent and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive in the aggregate to the other party than the terms in the Confidentiality Agreement are on Parent at such time; provided, that the Company shall not enter into any Confidentiality Agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 6.2 or otherwise prohibits the Company from complying with its obligations under this Agreement; provided, further, that the Company shall not provide information to any Person pursuant to any confidentiality agreement entered into prior to the date of this Agreement unless such Person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with this Section 6.2 or otherwise prohibit the Company from complying with its obligations under this Agreement; and

(ii)        engage in or participate in discussions and/or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, the Company Board determines in good faith after consultation with outside legal counsel that, (A) based on the information then available and after consultation with its outside financial advisors, such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal or a transaction that did not result from a breach of the Company’s obligations set forth in this Section 6.2 that is more favorable to the Company’s shareholders from a financial point of view than the Merger that could reasonably be expected to satisfy the criteria in clause (B) of the definition of “Superior Proposal” and (B), in each such case, the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)        The Company shall promptly (and, in any event, within 24 hours) give written notice to Parent if the Company or any of its Subsidiaries receives (i) any inquiry, proposal, indication of interest or offer with respect to an Acquisition Proposal, (ii) any request by any Person or group for information in connection with or with respect to any Acquisition Proposal, or (iii) any request by any Person or group for discussions or negotiations, or to initiate or continue discussions or negotiations, with respect to an Acquisition Proposal, setting forth in such notice the name of such Person or group and the material terms and conditions of any such Acquisition Proposals (including, if applicable, complete copies of any written request, inquiry, proposal, indication of interest or offer, including proposed agreements and any other written communications) and thereafter shall keep Parent reasonably informed, on a reasonably current basis (and, in any event, within 24 hours), of changes in the status and terms of any such proposals or offers (including any amendments thereto) and any changes to the status of any such discussions or negotiations.

(d)        For purposes of this Agreement:

“Acquisition Proposal” means any proposal, indication of interest or offer involving any Person or group (other than Parent or its Subsidiaries) relating to (i) a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company, (ii) any acquisition by any Person or group resulting in, or any proposal, indication of interest or offer that, if consummated, would result in any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or assets representing 15% or more of the consolidated net revenues, net income or total assets (including equity securities of any of the Company’s Subsidiaries and equity securities of any other entity) of the Company or (iii) any combination of the foregoing, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide written Acquisition Proposal that did not result from a breach of the Company’s obligations set forth in this Section 6.2 and that would result in any Person or group becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of any class of equity securities of the Company or assets representing more than 50% of the consolidated net revenues, net income or total assets (including equity securities of the Company’s Subsidiaries and equity securities of any other entity) of the Company, that the Company Board has determined in good faith, after consultation with its outside legal counsel and its outside financial advisor, taking into account all legal, financial, financing and regulatory aspects of the Acquisition Proposal, the identity of the Person(s) making the proposal and the likelihood of the proposal being consummated in accordance with its terms and all other matters that the Company Board considers appropriate, that, if consummated, would result in a transaction (A) more favorable to the Company’s shareholders from a financial point of view than the Merger and (B) that is reasonably likely to be completed, taking into account any regulatory, financing or approval requirements and any other aspects considered relevant by the Company Board (after taking into account any binding revisions to the terms of this Agreement proposed by Parent pursuant to Section 6.2(f)).

(e)      No Change of Recommendation or Alternative Acquisition Agreement. Except as permitted by Section 6.2(f) and Section 6.2(g), the Company Board, including any committee thereof, shall not:

(i)       withdraw or fail to make when required by this Agreement (or publicly propose or publicly resolve to withdraw or fail to make when required by this Agreement) the Company Recommendation with respect to the Merger;

(ii)      qualify or modify (or publicly propose or publicly resolve to qualify or modify) the Company Recommendation with respect to the Merger in a manner adverse to Parent;

(iii)      approve or recommend, or publicly declare advisable, any Acquisition Proposal;

(iv)      fail to include the Company Recommendation in the Proxy Statement;

(v)      if any Acquisition Proposal that is structured as a tender offer or exchange offer for outstanding Shares is commenced pursuant to Rule 14d-2 of the Exchange Act, fail to recommend against acceptance of such offer by the Company’s shareholders prior to the earlier of (A) the date of the Company Shareholders Meeting and (B) 11 business days (which for this purpose shall be used as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer pursuant to Rule 14d-2 of the Exchange Act;

(vi)      approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, collaboration agreement or other agreement with respect to, or that is intended or would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement pursuant to Section 6.2(b)(i) relating to any Acquisition Proposal) (an “Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (i) through (vi), a “Change of Recommendation”); or

(vii)    cause or permit the Company to enter into an Alternative Acquisition Agreement.

(f)    Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board may effect a Change of Recommendation and, in the case of a Change of Recommendation relating to a Superior Proposal and after complying with the provisions of this Section 6.2(f), terminate the Agreement pursuant to Section 8.1(h), if the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (x) in the case where the Change of Recommendation is not made in response to an Acquisition Proposal that could constitute a Superior Proposal, an Intervening Event has occurred and the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) in the case where such Change of Recommendation is made in response to an Acquisition Proposal that could constitute a Superior Proposal, such Acquisition Proposal constitutes a Superior Proposal and the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, that the Company Board shall not take any action set forth above unless and until (1) the Company has given Parent written notice of its intention to take such action five Business Days in advance, which notice shall comply with the provisions of Section 6.2(c) (if applicable), setting forth in writing that management of the Company or a committee of the Company Board intends to recommend to the Company Board that it take such action; (2) after giving such notice and prior to taking such action, the Company has afforded Parent the opportunity to negotiate in good faith with the Company (to the extent Parent wishes to negotiate) to enable Parent to propose in writing a binding offer to make such revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal (or, in the case of a Change of Recommendation not involving an Acquisition Proposal, such that the failure to effect a Change of Recommendation would not be inconsistent with the directors’ fiduciary duties under applicable Law); and (3) at the end of the five Business Day period and prior to taking any such action, the Company Board has considered in good faith any such binding written offer to make revisions to the terms of this Agreement proposed by Parent and any other information it deems appropriate, and has determined in good faith, after consultation with outside legal counsel and its outside financial advisors, that in the case of a Superior Proposal, the Superior Proposal continues to constitute a Superior Proposal (or, in the case of a Change of Recommendation not involving an Acquisition Proposal, that the failure to effect a Change of Recommendation would still be inconsistent with the directors’ fiduciary duties under applicable Law) if such changes proposed in such binding offer by Parent were to be given effect. In the event of any modification to the financial terms or any other material terms of any Acquisition Proposal, the proviso in the immediately preceding sentence shall apply again, except that the five Business Day period shall instead be two Business Days.

“Intervening Event” means a change, effect, event, circumstance or development that was not known by the Company or the Company Board as of the date of this Agreement; provided, that in no event shall any of the following constitute or be deemed to be an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal that could constitute a Superior Proposal or any matter relating thereto or (ii) changes in the stock price of the Company (it being understood, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred; provided, further, that an

Acquisition Proposal that resulted from a breach of the Company’s obligations set forth in this Section 6.2 may not be the basis for an Intervening Event).

(g)      Certain Permitted Disclosure. Nothing contained in this Agreement shall prohibit the Company, the Company Board or any committee of the Company Board from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company that is required by applicable Law; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation; provided, that any such disclosure that has the substantive effect of withdrawing, modifying or qualifying in any manner adverse to the Company Recommendation shall be deemed for all purposes of this Agreement to be a Change of Recommendation unless the Company Board expressly publicly reaffirms the Company Recommendation in such communication without any qualification.

(h)      Existing Discussions. The Company shall, and shall cause its Subsidiaries and financial advisors and shall use its reasonable best efforts to cause its other Representatives to, immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or proposal or transaction that could reasonably be expected to lead to an Acquisition Proposal. The Company shall within 24 hours after execution of this Agreement deliver a written notice to each such Person providing only that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal or proposal or transaction that could reasonably be expected to lead to an Acquisition Proposal, which notice shall also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries. The Company will immediately terminate all physical and electronic data access previously granted to such Persons.

(i)      Limits on Release of Standstill and Confidentiality. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any such confidentiality, “standstill” or similar obligation of any Person if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(j)      Applicable Law. For purposes of this Section 6.2, the parties agree that, as between themselves, Texas law relating to the fiduciary duties of directors shall be deemed to be the same as Delaware law.

6.3.     Proxy Statement Filing; Information Supplied.

(a)        The Company shall prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement, a proxy statement in preliminary form relating to the Company Shareholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC, and the Company shall cause the definitive Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable after the date the SEC staff advises that it has no further comments thereon and that the Company may commence mailing the Proxy Statement. The Company agrees, as to itself and its Subsidiaries, that the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Parent agrees that none of the information supplied by it for inclusion in the Proxy Statement will, at the date of mailing to shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)      The Company shall provide legal counsel to Parent with a reasonable opportunity to review and comment on drafts of the Proxy Statement prior to filing such documents with the applicable Governmental Authority and mailing such documents to the Company’s shareholders. The Company shall consider in good faith all comments reasonably proposed by Parent or its legal counsel and agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement shall be in form and content reasonably satisfactory to Parent.

6.4.     Company Shareholders Meeting.

(a)      The Company will take, in accordance with applicable Law and its articles of incorporation and bylaws, all action necessary to convene a meeting of the holders of Shares (the “Company Shareholders Meeting”) as promptly as reasonably practicable after the date the SEC staff advises that it has no further comments thereon and that the Company may commence mailing the Proxy Statement, to consider and vote upon the approval of this Agreement and to cause such vote to be taken, and shall not postpone or adjourn such meeting, except to the extent advised by counsel to be necessary to comply with Law or pursuant to the following sentence. Notwithstanding anything to the contrary in this Agreement, (i) the Company may adjourn, recess, or postpone, and at the request of Parent it shall adjourn, recess or postpone, the Company Shareholders Meeting for a reasonable period to solicit additional proxies, if the Company or Parent, respectively, reasonably believes there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or to obtain the Requisite Company Vote (provided that, unless agreed in writing by the Company and Parent, all such adjournments, recesses or postponements shall be for periods of no more than 10 Business Days each) and (ii) the Company may adjourn, recess, or postpone the Company Shareholders Meeting to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company for the amount of time required by Law in advance of the Company Shareholders Meeting. Subject to Section 6.2(f), the Company Board shall include the Company Recommendation in the Proxy Statement and shall take all lawful action to obtain the Requisite Company Vote.

(b)      The Company agrees (i) to provide Parent with the written voting reports it receives concerning proxy solicitation results on a timely basis and (ii) to use its reasonable best efforts to give written notice to Parent one Business Day prior to the Company Shareholders Meeting and on the day of, but prior to, the Company Shareholders Meeting of the status of the Requisite Company Vote.

6.5.     Cooperation; Antitrust Matters; Status.

(a)      Subject to the terms of this Agreement, including Section 6.2, each of the Company, Parent and Merger Sub shall use reasonable best efforts to: (i) consummate and make effective the transactions contemplated by this Agreement as promptly as reasonably practicable (and in any event no later than the Outside Date); (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders that are necessary, proper or advisable to be obtained by Parent or the Company or any of their respective Subsidiaries in order to consummate the transactions contemplated by this Agreement and to enable the Company to conduct its operations in the ordinary course of business consistent with past practice after the Effective Time, including with respect to any liquor or alcohol license of the Company or any of its Subsidiaries; (iii) resolve any objections and avoid any proceeding by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger; (iv) contest and defend any lawsuits or other proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order, injunction, or judgment entered by any court or other Governmental Authority vacated, lifted, overturned or reversed; (v) as promptly as reasonably practicable, and in any event within 10 Business Days after the date of this Agreement (unless otherwise agreed by the parties to this Agreement), make all necessary filings and submissions under the HSR Act and the Competition Act and thereafter supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to any Law; and (vi) as promptly as reasonably practicable make any other required registrations, declarations, submissions and filings with respect to the transactions contemplated by this Agreement required under the Exchange Act, any other applicable federal or state securities Laws, and any other applicable Law.

(b)      The parties shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and shall use, and shall cause their respective Subsidiaries to use, reasonable best efforts to obtain any third party consents that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided, however, that the parties shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts of the Company or any of its Subsidiaries in connection with consummation of the transactions contemplated by this Agreement and seeking any such actions, consents, approvals or waivers.

(c)      The parties shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property Taxes, as well as any transfer, gains, sales, use, recording, registration and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement, and the parties shall reasonably cooperate in minimizing the amount of such Taxes.

(d)      Without limiting the generality of anything contained in this Section 6.5, each party shall: (i) give the other parties prompt notice of the making or commencement of any request or proceeding by or before any Governmental Authority with respect to the transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request or proceeding; (iii) to the extent practicable, give the other parties notice and an opportunity to participate in any communication made to the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”), the Canadian Competition Bureau (the “Competition Bureau”) or any other domestic or foreign Governmental Authority regarding the transactions contemplated by this Agreement; and (iv) promptly notify the other parties of the substance of any communication from the FTC, DOJ, Competition Bureau, or any other domestic or foreign Governmental Authority regarding the transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to devise and implement the strategy and timing for obtaining any clearances required under any Antitrust Law in connection with the Merger; provided, that such strategy shall be designed to obtain such clearances as promptly as reasonably practicable but in no event later than the Outside Date; provided, further, that Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted or communications made to, any third party and/or any Governmental Authority in connection with the transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Authority or by any applicable Law each party hereto will permit authorized representatives of the other parties to be present at each meeting, conference or telephone call and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request or proceeding.

(e)      Notwithstanding the terms of this Section 6.5, nothing contained herein shall require, or be construed to require, (i) Parent or any of its Subsidiaries to take or refrain from taking any action (including any divestiture, holding separate any business or assets or other similar action) or to agree to any restriction or condition, in each case, with respect to any assets, operations, business or the conduct of business of Parent or any of its Subsidiaries (not including for this purpose the Surviving Corporation and its Subsidiaries), (ii) Parent, the Company or any of their respective Subsidiaries to take or refrain from taking any action or to agree to any restriction or condition with respect to any assets, operations, business or the conduct of business of the Company and its Subsidiaries, and (iii) the Company or any of its Subsidiaries to take any other action, except, in the case of this clause (iii), as set forth on Section 6.5(e) of the Company Disclosure Schedule. The Company and its Subsidiaries shall not (A) be required to take or agree to take any such actions described in clauses (ii) and (iii) of this Section 6.5 unless such requirement, condition, understanding, agreement, or order is binding on or otherwise applicable to the Company only from and after the Effective Time in the event that the Closing occurs or (B) agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Merger and the other transactions contemplated by this Agreement without the prior written consent of Parent (which, subject to this Section 6.5(e), may be withheld in Parent’s sole discretion). Without limiting Parent’s obligations pursuant to this Section 6.5, including any actions as set forth in Section 6.5(e) of the Company Disclosure Schedule, in the event that any actions set forth in clauses (i), (ii) and (iii) of this Section 6.5(e) are proposed by or acceptable to a Governmental Authority, Parent shall have the sole right to determine the manner in which to implement the requirement of such Governmental Authority.

6.6.     Information; Access and Reports.

(a)      Subject to applicable Law and the other provisions of this Section 6.6 and solely for purposes of furthering the Merger and the other transactions contemplated hereby or integration planning relating thereto, (i) the Company and Parent each shall (and shall cause its Subsidiaries to), upon reasonable request by the other, furnish the other with reasonable information in its possession concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Authority in connection with the Merger and the transactions contemplated by this Agreement, (ii) the Company shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by Parent, afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records, stores, offices, systems, distribution facilities and other facilities, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish to Parent reasonable information in its possession concerning its business, properties and personnel as may reasonably be requested by Parent and (iii) the Company shall continue to provide access to Parent and its Representatives to the electronic data room maintained by or on behalf of the Company to which Parent and its Representatives were provided access prior to the date of this Agreement.

(b)      The foregoing provisions of this Section 6.6 shall not require either the Company or Parent to permit any access to any of its officers, employees, agents, contracts, books or records, or its stores, offices, distribution facilities or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that, in the reasonable judgment of the Company or Parent, would (i) unreasonably disrupt the operations of such party or any of its Subsidiaries, (ii) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement or any applicable Law or duty, (iii) result in the disclosure of any information referencing the valuation of the Company and its Subsidiaries conducted in connection with the approval of this Agreement or (iv) reasonably be expected to cause the loss or waiver of the protection of any attorney-client privilege, attorney work product or other relevant legal privilege. Notwithstanding the foregoing, Parent and its Representatives shall not be permitted to perform any on-site procedures (including an on-site study) with respect to any property of the Company or its Subsidiaries without the Company’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). In the event that Parent or the Company objects to any request submitted pursuant to and in accordance with this Section 6.6 and withholds information on the basis of the foregoing clauses (ii) through (iv), the Company or Parent, as applicable, shall promptly inform the other party as to the general nature of what is being withheld and the Company and Parent shall use their respective commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure as promptly as reasonably practicable that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts (without payment of any consideration, fees or expenses) to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction of text from documents or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without such impediments. Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. All requests for information made pursuant to this Section 6.6 shall be directed to the Persons designated by the Company or Parent, as the case may be. All information exchanged or made available shall be governed by the terms of the Non-Disclosure Agreement, dated as of April 27, 2017, by and between Parent and the Company, as amended by the Confidentiality Supplement, dated May 7, 2017 (as it may be further amended from time to time, the “Confidentiality Agreement”).

(c)      To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)      No exchange of information or investigation by Parent or its Representatives pursuant to this Section 6.6 shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives pursuant to this Section 6.6 shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

6.7.     Stock Exchange Delisting. The Company and Parent shall cooperate to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8.     Publicity. The initial press release regarding the Merger shall be a joint press release of Parent and the Company. Thereafter, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue any press release or make any other public announcement or public statement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except (a) as such press release or other public announcement may be required by applicable Law, in which case the party required to issue the release or make the announcement shall use commercially reasonable efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance and shall give reasonable and good faith consideration to any such comments proposed by the other party or (b) in connection with a Change of Recommendation, actual or potential Acquisition Proposal or dispute regarding the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 6.8, each of the parties may make public statements in response to questions by the press, analysts, investors, business partners or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company.

6.9.     Employee Benefits.

(a)      Parent agrees that during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, the employees of the Company and its Subsidiaries who continue to be employed after the Effective Time (other than those employees covered by a collective bargaining agreement, the “Continuing Employees”) will be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunities that are no less favorable than the target annual cash bonus opportunities provided by the Company and its Subsidiaries to each such Continuing Employee immediately prior to the Effective Time, (iii) other compensation (excluding equity and long-term cash incentive compensation) and employee benefits that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time, and (iv) severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

(b)      Parent shall cause (or, with respect to employees outside of the United States, use commercially reasonable efforts to cause) (i) any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) the amount of eligible expenses incurred by each Continuing Employee and his or her eligible dependents that were credited to deductible and maximum out-of-pocket co-insurance requirements under the Benefit Plans to be credited for purposes of satisfying the deductible and maximum out-of-pocket co-insurance requirements under the corresponding benefit plans of Parent and its Affiliates, and (iii) any of its (or its Affiliates’) employee benefit plans (including disability pay continuation plans) in which the Continuing Employees are entitled to participate to take into account for purposes of eligibility, vesting and benefit accrual thereunder (except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or retiree medical benefits or to the extent it would result in a duplication of benefits), service by such Continuing Employees to the Company or any of its Affiliates or predecessors as if such service were with Parent, to the same extent such service was credited under a comparable Benefit Plan.

(c)        If requested by Parent in writing no later than 20 Business Days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the Company’s Growing Your Future 401(k) Plan (the “Company 401(k) Plan”), as applicable, the Company shall cause the Company 401(k) Plan to be terminated effective as of the Business Day immediately preceding the Closing Date; provided, that the effectiveness of such termination may be conditioned on the occurrence of the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to review and comment by Parent) not later than the day immediately preceding the Closing Date. In connection with the termination of the Company 401(k) Plan, (i) the Company may cause any unvested account balances thereunder to fully vest, (ii) the Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to (A) permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, shares of common stock of Parent, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan, and (B) obtain from the IRS a favorable determination letter on termination for the Company 401(k) Plan, and (iii) each Continuing Employee shall become a participant in the Parent 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 6.9(b)), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan.

(d)        Parent hereby acknowledges that the transactions contemplated by this Agreement shall constitute a “change in control,” “change of control” or term or concept of similar import of the Company and its Subsidiaries under the terms of the Benefit Plans. From and after the Effective Time, Parent shall, and shall cause its Affiliates to, honor all obligations and rights under the Benefit Plans in accordance with their terms.

(e)        If the Closing occurs prior to the time that the Company has paid annual bonuses in respect of its 2017 fiscal year, then Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, pay such annual bonuses based on formulae previously established by the Company and in a manner consistent with the Company’s historical practices related to discretionary amounts.

(f)        Notwithstanding the foregoing, nothing contained in this Agreement will (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Parent, the Surviving

Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Benefit Plan, in each case, in accordance with their terms, (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to retain the employment of any particular employee or (iv) create any third party beneficiary rights for the benefit of any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to this Section 6.9 or any compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan that Parent, the Surviving Corporation or any of their Affiliates may maintain.

(g)        The Company shall use commercially reasonable efforts to cooperate with Parent in good faith for the purpose of preparing for the on-boarding of the Continuing Employees, including providing updated information on each such employee’s employee identification number, annual base salary, target annual cash bonus opportunity and target long-term incentive opportunity prior to the Closing.

6.10.    Expenses. Except as otherwise provided in Section 8.2(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and the other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the party incurring such expense.

6.11.    Indemnification; Directors’ and Officers’ Insurance.

(a)        After the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the individuals who on or prior to the Effective Time were officers or directors of the Company or its Subsidiaries or were serving at the request of the Company as an officer, director, member, trustee or fiduciary of any other corporation, partnership or joint venture, trust, employee benefit plan or other enterprise with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any of its Subsidiaries at any time prior to the Effective Time to the fullest extent permitted by applicable Law (including with respect to advancement of expenses and attorneys’ fees and advancing such expenses and fees without requiring any preliminary determination of entitlement subject to such individual’s affirmation or undertaking if required under the TBOC).

(b)        Parent and Merger Sub agree that all rights to exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the current and former directors and officers of the Company or any of its Subsidiaries or any of their predecessors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director (each, a “D&O Indemnitee”), as provided in the Company’s or each of its Subsidiaries’ respective articles of incorporation or bylaws (or comparable organizational or governing documents) or in any agreement, shall survive the Merger and the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms. After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor such obligations to the maximum extent that the Company or applicable Subsidiary would have been permitted to fulfill and honor them by applicable Law. In addition, for a period of six years following the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, cause the articles of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the articles of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by applicable Law.

(c)        Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case providing only for Side A coverage for indemnified parties where the existing policies also include Side B coverage for the Company for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement; provided, that in no event shall the annual cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d)        The provisions of this Section 6.11 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each D&O Indemnitee, and nothing in this Agreement shall affect any indemnification rights that any such D&O Indemnitee may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries or any Contract or applicable Law. Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee without the consent of such D&O Indemnitee.

(e)        In the event that the Company, the Surviving Corporation or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least 50% of its properties and assets to any other Person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.11.

6.12.    Resignations. At the request of Parent, the Company shall use its commercially reasonable efforts to cause each director of the Company or any officer or director of any of the Company’s Subsidiaries to resign in such capacity, with such resignations to be effective as of the Effective Time.

6.13.    Shareholder Litigation. Each of Parent and the Company shall promptly notify the other of any shareholder litigation against it or any of its Representatives arising out of or relating to this Agreement, the Merger or the other transactions contemplated by this Agreement and shall keep the other reasonably informed regarding any such shareholder litigation. Until the termination of this Agreement in accordance with Article VIII, the Company shall provide Parent an opportunity to review and to propose comments to all filings or written responses to be made by the Company in connection with any shareholder litigation against the Company and its directors relating to any transaction contemplated by this Agreement, and the Company shall give reasonable and good faith consideration to any comments proposed by Parent. In no event shall the Company enter into, agree to or disclose any settlement with respect to such shareholder litigation without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned. Each of Parent and the Company shall notify the other promptly of the commencement of any shareholder litigation of which it has received notice.

6.14.    Other Actions by the Company.

(a)        Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement other than arising out of or resulting from a breach by Parent or Merger Sub of Section 6.15(b), the Company and the Company Board shall, to the extent permitted by applicable Law, grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b)        Section 16 Matters. The Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

(c)      Further Actions. Prior to the Closing Date, the Company shall take all actions set forth on Section 6.14(c) of the Company Disclosure Schedule.

6.15.    Approval of Sole Shareholder of Merger Sub; No Acquisition of Shares.

(a)      Immediately following execution of this Agreement, Parent (directly or through its Subsidiaries) shall cause the sole shareholder of Merger Sub to execute and deliver, in accordance with applicable Law and its articles of incorporation and bylaws, a written consent approving the plan of merger contained in this Agreement in accordance with the TBOC and neither Parent nor its Subsidiaries shall amend, modify or withdraw such consent.

(b)      From and after the date hereof through the Effective Time, other than as a result of the Merger and the other transactions contemplated by this Agreement, Parent and Merger Sub shall not, and shall cause their respective Subsidiaries not to, directly or indirectly, acquire any Shares, any rights or options to acquire Shares or any securities or instruments convertible into, exchangeable into or exercisable for Shares.

6.16.    Financing.

(a)        Upon the request of Parent, the Company and its Subsidiaries shall use its commercially reasonable efforts to take any actions reasonably requested by Parent that are necessary to facilitate the payoff by Parent (or in the case of letters of credit, facilitate the cash collateralization thereof) on the Closing Date and termination on the Closing Date (to the extent provided therein and pursuant to the terms thereof) (the “Debt Payoff”) of the Credit Agreement, dated as of November 2, 2015 (as amended by Amendment No. 1 thereto, dated as of December 22, 2015, Amendment No. 2 thereto, dated as of May 2, 2016 and Amendment No. 3 thereto, dated as of November 3, 2016) by and between the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, including using commercially reasonable efforts to obtain a payoff letter in connection therewith; provided, that any such action described above shall not be required unless it can be and is conditioned on the occurrence of the Closing, and it being understood that at the Closing, Parent shall provide all funds required to actually effect such payoff and termination. In no event shall the receipt of such payoff letter or the consummation of the Debt Payoff be a condition to any of the obligations of Parent or Merger Sub hereunder. In addition, upon the request of Parent, the Company shall use commercially reasonable efforts to cooperate with and provide such assistance to Parent reasonably requested by Parent in order to facilitate Parent and its counsel (or the Company, in the case of an officer’s certificate required under Section 5.01(c) of the Indenture between the Company and U.S. Bank National Association, as Trustee, dated September 8, 2016 (the “Indenture”, and such certificate, the “Notes Assumption Officer’s Certificate”)), in delivering, at the Closing, one or more legal opinions, officer’s certificates or other documents or instruments (the “Indenture Documents”) to the extent required by the terms of the Indenture in connection with the Merger (the “Notes Assumption”), and the Company shall use commercially reasonable efforts to provide all customary assistance reasonably required by Parent in connection with obtaining the execution of such documents by the other parties required to execute such instruments. Parent shall prepare all necessary and appropriate Indenture Documents and the Company shall have a reasonable opportunity to review and comment upon such documents.

(b)        Prior to the Closing, the Company shall use commercially reasonable efforts to, and the Company shall cause each of its Subsidiaries to use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its and their representatives (including their auditors) to use commercially reasonable efforts to, cooperate with the Parent as necessary, to the extent reasonably requested in writing by Parent, in connection with the offering, arrangement, issuance or sale of any senior unsecured notes issued in the capital markets, term loans, bridge loans, or any combination thereof, of Parent in connection with the transactions contemplated hereby (the “Debt Financing”), including using commercially reasonable efforts to:

(i)    comment on (and to the extent reasonably requested by Parent and reasonably available to the Company, provide information and materials to be used in the preparation of) customary confidential information memoranda or similar offering documents (including prospectuses and prospectus supplements), customary rating agency presentations, and customary lender presentations, in each case for the Debt Financing;

(ii)    to the extent reasonably available to the Company at such time, furnish Parent for filing with the SEC, if required, and for inclusion in any prospectus or prospectus supplement or offering memorandum with financial and other pertinent historical information regarding the Company as may be reasonably requested by Parent, including, to the extent so available: (A) audited financial statements of the Company for each of the three fiscal years ending more than 60 days prior to the Closing Date (it being acknowledged that Parent has received such financial statements for the fiscal years of the Company ended September 25, 2016, September 27, 2015 and September 28, 2014); (B) unaudited financial statements for any quarterly interim period or periods of the Company (other than the fourth quarter of any fiscal year) ending after the date of the most recently ended fiscal year for which financial statements have been delivered pursuant to the foregoing clause (A) and more than 40 days prior to the Closing Date, together with unaudited financial statements for the corresponding period of the prior year (it being acknowledged that Parent has received such financial statements for the fiscal quarters of the Company ended April 9, 2017 and January 15, 2017); and (C) all other historical financial data regarding the Company reasonably required and requested in writing by Parent (and reasonably available to the Company) to permit Parent to prepare customary pro forma financial statements, and in the case of clauses (A) and (B) meeting the requirements of Rule 3-05 of Regulation S-X under the Securities Act;

(iii)    (A) cause the Company’s independent accountants to consent to the inclusion of their audit reports with respect to the financial statements furnished pursuant to Section 6.16(c)(ii) and the applicable audited annual financial statements of the Company in any registration statement of the Parent filed with the SEC, if any, relating to the Debt Financing and (B) cause such independent accountants to provide customary comfort letters (including “negative assurance” comfort, if appropriate) in connection with any debt capital markets transaction comprising a part of the Debt Financing to the applicable underwriters, initial purchasers or placement agents thereof in each case, on customary terms and consistent with the customary practice of such independent accountants; and

(iv)    cooperate reasonably with customary due diligence of the sources of the Debt Financing.

(c)        The foregoing notwithstanding, neither the Company nor any of its Subsidiaries shall be required to take or permit the taking of any action pursuant to this Section 6.16 that:

(i)    would unreasonably interfere with the ongoing business or operations of the Company and/or its Subsidiaries;

(ii)    would require the Company, its Subsidiaries or any Persons who are directors of the Company or its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing, the Notes Assumption, or the Debt Payoff or execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, except for execution and delivery by an officer of the Company of the Notes Assumption Officer’s Certificate, provided that no officer of the Company who is not expected to continue in such capacity following the Closing will be required to execute and deliver the Notes Assumption Officer’s Certificate;

(iii)    would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries;

(iv)    would require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing, the Notes Assumption, or the Debt Payoff prior to the Closing or have any obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument be effective until the Closing;

(v)    could reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability;

(vi)    could reasonably be expected to conflict with the organizational documents of the Company or its Subsidiaries or any Laws;

(vii)    could reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any contract to which the Company or any of its Subsidiaries is a party;

(viii)    provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries;

(ix)    prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice;

(x)    require the Company or any of its Subsidiaries to enter into any instrument or agreement with respect to the Debt Financing, the Debt Payoff or the Notes Assumption that is effective prior to the occurrence of the Closing or that would be effective if the Closing does not occur;

(xi)    prepare any projections or pro forma financial statements; or

(xii)    deliver or cause to be delivered any opinion of counsel in connection with the Debt Financing, the Debt Payoff or the Notes Assumption.

Nothing contained in this Section 6.16 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.

(d)        Parent shall indemnify and hold harmless the Company and each of its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorney’s fees), interest, awards, judgments and penalties suffered or incurred in connection with the Debt Financing, the Notes Assumption, or the Debt Payoff, or otherwise in connection with any and all of the matters contemplated by this Section 6.16 (other than arising from fraud on the part of the Company or its Subsidiaries), whether or not the Merger is consummated or this Agreement is terminated. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its Subsidiaries in connection with the Debt Financing, the Notes Assumption, or the Debt Payoff, or this Section 6.16, whether or not the Merger is consummated or this Agreement is terminated.

(e)        For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.16 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent or Merger Sub with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

ARTICLE VII

Conditions

7.1.    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)    Company Shareholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Requisite Company Vote.

(b)    Competition Law Filings. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and (ii) Competition Act clearance shall have been received.

(c)          Laws or Orders. No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered after the date of this Agreement any Law (whether temporary, preliminary or permanent) (collectively, an “Order”) that is in effect and that enjoins or otherwise prohibits consummation of the Merger.

7.2.        Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)          Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 5.1(f)(ii) (Absence of Certain Changes) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) each of the representations and warranties of the Company set forth in the first two sentences and the fifth sentence of Section 5.1(b)(i) (Capital Structure) shall be true and correct, subject to de minimis inaccuracies in the aggregate, as of the date of this Agreement and shall be true and correct, subject to de minimis inaccuracies in the aggregate, as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct, subject to de minimis inaccuracies in the aggregate, as of such particular date or period of time); (iii) each of the representations and warranties of the Company set forth in Sections 5.1(b)(i) and (ii) (other than the first two sentences and the fifth sentence of such Section 5.1(b)(i)) (Capital Structure), Section 5.1(c) (Corporate Authority; Approval and Fairness), Section 5.1(j)(v) (Material Contracts), Section 5.1(m) (Takeover Statutes) and Section 5.1(u) (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct in all material respects as of such particular date or period of time) and (iv) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any limitations as to “material,” “in all material respects” and “Material Adverse Effect” set forth therein) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failures of such representations and warranties to be so true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)        Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)        Company Closing Certificate. Parent and Merger Sub shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or

Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) are satisfied.

7.3.        Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)        Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time).

(b)        Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)        Parent Closing Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

ARTICLE VIII

Termination

8.1.        Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)        by mutual written consent of the Company and Parent;

(b)        by either Parent or the Company, if the Merger shall not have been consummated by February 15, 2018 (the “Outside Date”), provided, that if the Closing shall not have occurred prior to such date and all the conditions to Closing, other than the conditions set forth in Section 7.1(b) or 7.1(c) (as it relates to the HSR Act or any Antitrust Law), shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended on one occasion by either Parent or the Company for a period of 90 days by written notice to the other party, and such date, as so extended, shall be the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have caused the failure of a condition to the consummation of the Merger;

(c)        by either Parent or the Company, if the Requisite Company Vote shall not have been obtained if a vote shall have been taken thereon at the Company Shareholders Meeting (and the meeting shall have concluded);

(d)        by either Parent or the Company, if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable;

(e)        by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that any condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by Parent to the Company or (ii) three Business Days prior to the Outside Date);

(f)        by the Company, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that any condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by the non-breaching party to the breaching party or (ii) three Business Days prior to the Outside Date);

(g)        by Parent, prior to the time the Requisite Company Vote is obtained, if (i) a Change of Recommendation shall have been made or occurred; or (ii) at any time following receipt of an Acquisition Proposal that has not been withdrawn, the Company Board failed to reaffirm its approval or recommendation of this Agreement and the Merger within 10 Business Days after receipt of any written request to do so from Parent; provided, that Parent may not provide such a written request more than once for each Acquisition Proposal; or

(h)        by the Company, prior to the time the Requisite Company Vote is obtained, in connection with entering into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.2(f); provided, that prior to or concurrently with such termination, the Company pays the Company Termination Fee due.

8.2.        Effect of Termination and Abandonment.

(a)        Except to the extent provided in Sections 8.2(b), 8.2(c), 8.2(d) and 8.2(e), in the event of termination of this Agreement and the abandonment of the Merger in accordance with Section 8.1, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, that (x) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful and material breach of its obligations set forth in this Agreement and (y) the provisions set forth in this Section 8.2, Section 6.16(d) and the second and third sentences of Section 9.1 shall survive the termination of this Agreement. For purposes of this Agreement, “willful and material breach” means a material breach of this Agreement that is a consequence of an act undertaken or a failure to take an act by the breaching party with the knowledge that the taking of such act or the failure to take such act would cause a material breach of this Agreement.

(b)        In the event that this Agreement is terminated:

(i)        by (I) either the Company or Parent pursuant to Section 8.1(c) (Requisite Company Vote Not Obtained) or (II) Parent pursuant to Section 8.1(e) (Company Breach) as a result of a material breach by the Company of the covenants or agreements set forth in this Agreement and, at the time of such termination, the Requisite Company Vote shall not have been obtained; and

(A) a bona fide Acquisition Proposal shall have been made publicly to the Company or any of its Subsidiaries or otherwise become publicly known, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal that has not been withdrawn without qualification prior to, in the case of clause (I), the earlier of (x) five days prior to the Company Shareholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement) or (y) termination of this Agreement; and

(B) within 12 months after such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement providing for, or shall have consummated or, in the case of an Acquisition Proposal that is a tender offer, shall have approved or recommended to the Company’s shareholders, an Acquisition Proposal; provided, that, for purposes of this Section 8.2(b)(i), the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%” and, as to clause (i) of such definition, any such Acquisition Proposal shall result in a change in control of at least 50% of the stock or assets of the Company;

(ii)        by Parent pursuant to Section 8.1(g) (Company Recommendation Matters); or

(iii)        by the Company pursuant to Section 8.1(h) (Superior Proposal);

then, (1) in the case of Section 8.2(b)(i), within two Business Days after consummation of such Acquisition Proposal, (2) in the case of Section 8.2(b)(ii), within two Business Days after termination of this Agreement and (3) in the case of Section 8.2(b)(iii), concurrently with or prior to termination of this Agreement, the Company shall pay a termination fee of $400,000,000 (the “Company Termination Fee”) (net of any Expense Reimbursement previously paid) to Parent by wire transfer of immediately available funds to an account designated in writing by Parent. In the event that this Agreement is terminated by either the Company or Parent pursuant to Section 8.1(c) (Requisite Company Vote Not Obtained), the Company shall pay to Parent, by wire transfer of immediately available funds to an account designated in writing by Parent, all of the reasonable and documented out-of-pocket expenses, including those of the Paying Agent, incurred by Parent and Merger Sub in connection with this Agreement and the other transactions contemplated by this Agreement, in an amount not to exceed $25,000,000 (the “Expense Reimbursement”), within two Business Days after the date following such termination. To the extent any portion of the Expense Reimbursement is paid by the Company to Parent, such amount paid shall be deducted from the amount of any Company Termination Fee owed or payable.

(c)        Each party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, if the Company fails to timely pay Parent any amount due pursuant to Section 8.2(b) (any such amount due, a “Termination Payment”), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the applicable Termination Payment, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest thereon at the prime rate as published in The Wall Street Journal (or if not reported therein, as reported in another authoritative source reasonably selected by Parent) in effect on the date such Termination Payment was required to be paid from such date through the date of full payment thereof; provided, that if such suit does not result in a judgment against the Company, Parent shall pay to the Company its costs and expenses (including attorneys’ fees) in connection with such suit.

(d)        Each of the parties acknowledges and agrees that the Company Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Company Termination Fee is due and payable and which do not involve fraud or willful and material breach, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, (x) in no event shall more than one Company Termination Fee be payable under this Agreement and (y) the parties agree that the payment of the Company Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement in the event any such payment becomes due and payable and is paid, and, upon payment of the Company Termination Fee, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to Parent and Merger Sub under this Agreement; provided, that in the event that a Company Termination Fee becomes due and is paid pursuant to this Section 8.2, Parent shall have the right to refund the Company Termination Fee in its entirety within five Business Days after the payment of the Company Termination Fee by the Company, and if Parent does so refund the Company Termination Fee in its entirety to the Company within such five Business Day period, the Company shall not be relieved or released from any liabilities or damages arising out of its willful and material breach of this Agreement and Parent and Merger Sub shall be entitled to all remedies available as contemplated by Section 8.2(a). If Parent fails to exercise its right to refund the Company Termination Fee in accordance with the proviso set forth in the previous sentence, Parent and Merger Sub shall be deemed to have irrevocably waived any and all rights and remedies other than receipt of the Company Termination Fee and the Company and its Representatives shall have no further liability to Parent and Merger Sub under this Agreement. Each of the parties acknowledges and agrees that the Company Termination Fee, if paid to Parent, shall be treated as liquidated damages that are capital in nature to which Section 1234A of the Code applies.

(e)        Notwithstanding anything to the contrary in this Agreement, none of the Financing Sources shall have any liability to the Company or any Person that is an Affiliate of the Company relating to or arising out of this Agreement or the Debt Financing, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any Person that is an Affiliate of the Company shall have any rights or claims against any Financing Sources hereunder or thereunder. As used in this Agreement, the term “Financing Sources” means any agent, arranger, lender or other entity that has committed to provide or arrange, or has entered into definitive agreements related to, the Debt Financing, or any of such Person’s Affiliates or its or their respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents, representatives, successors or assigns.

ARTICLE IX

Miscellaneous and General

9.1.        Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV, Section 6.9 (Employee Benefits) and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), Section 6.16(d) (Financing) and any other covenant or agreement contained in this Agreement that by its terms applies in whole or in part after the Effective Time shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses), Section 6.16(d) (Financing) and Section 8.2 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2.        Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification by Parent, Merger Sub and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, that after the receipt of the Requisite Company Vote, no amendment shall be made which by applicable Law requires further approval by the holders of Shares without obtaining such further approval. Notwithstanding the foregoing, no amendments or modifications to the provisions to which the Financing Sources are expressly made third party beneficiaries pursuant to Section 9.8 shall be permitted in a manner adverse to any Financing Source without the prior written consent of such Financing Source.

9.3.        Waiver. The conditions to each of the respective parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law (except to the extent specifically provided otherwise in Section 8.2).

9.4.        Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

9.5.        Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a)         This Agreement shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except (x) as otherwise required under the Laws of the State of Texas and (y) all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Sources in any way relating to the Debt Financing, shall be exclusively governed by, and construed in accordance with, the domestic Law of the State of New York without giving effect to any choice or conflict of law provision or rule whether of the State of New York or any other jurisdiction that would cause the application of Law of any jurisdiction other than the State of New York. In addition, each of the parties (a) agrees that it shall not bring any claim, action or proceeding against any other parties hereto relating to this Agreement or the transactions contemplated hereby in any court other than (i) the Delaware Court of Chancery in and for New Castle County, (ii) in the event (but only in the event) that such court does not have subject matter jurisdiction over such suit, action or other proceeding, the Delaware Superior Court, (iii) in the event (but only in the event) such courts identified in clauses (i) or (ii) do not have subject matter jurisdiction over such suit, action or other proceeding, the United States District Court for the District of Delaware or (iv) in the event (but only in the event) such courts identified in clauses (i), (ii) and (iii) do not have subject matter jurisdiction over such suit, action or other proceeding, any other Delaware state court (the “Chosen Courts”), in the event any dispute between the parties hereto (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (b) expressly submits to the personal jurisdiction and venue of the Chosen Courts, and (c) expressly waives any claim of lack of personal jurisdiction or improper venue and any claims that such courts are an inconvenient forum with respect to such a claim. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 9.6, such service to become effective 10 days after such mailing. Notwithstanding anything to the contrary in this Agreement (including this Section 9.5), each party agrees that it will not bring or support any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or the Debt Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom). EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY

OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(b)        Each of the parties to this Agreement acknowledges and agrees that the rights of each party to consummate the Merger and the other transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to any other available remedies a party may have in equity or at law, each party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege or assert, and each party hereby waives the defense, that there is an adequate remedy at law.

9.6.        Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties to this Agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) by an internationally recognized overnight courier service upon the party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested or (d) sent by facsimile or email (as set forth below), provided that the transmission of the facsimile or email is followed up within one Business Day by dispatch pursuant to one of the other methods described herein:

If to Parent or Merger Sub:

Amazon.com, Inc.

410 Terry Avenue North

Seattle, WA 98109

Attention:     General Counsel

Facsimile:    (206) 266-7010

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention:     Eric Krautheimer

Facsimile:    (310) 407-2683

and

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:     Krishna Veeraraghavan

Facsimile:    (212) 291-9519

If to the Company:

Whole Foods Market, Inc.

550 Bowie Street

Austin, TX 78703

Attention:    Heather Stern, General Counsel

Email:          heather.stern@wholefoods.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52 Street

New York, NY 10019

Attention:    Daniel A. Neff

                    Trevor S. Norwitz

                    Sabastian V. Niles

Facsimile:   (212) 403-2000

or to such other Person or addressees as has or have been designated in writing by the party to receive such notice provided above. Any notice, request, instruction or other communications or document given as provided above shall be deemed given to the receiving party (w) upon actual receipt, if delivered personally, (x) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier, (y) three Business Days after deposit in the mail, if sent by registered or certified mail or (z) upon confirmation of successful transmission if sent by facsimile and followed up within one Business Day by dispatch pursuant to one of the other methods described herein. Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication otherwise given in accordance with this Section 9.6.

9.7.        Entire Agreement. This Agreement (including any exhibits, annexes and schedules hereto) and the documents and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule, together with each other agreement entered into by or among any of Parent, Merger Sub and the Company as of the date of this Agreement that makes reference to this Section 9.7, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement.

9.8.        No Third Party Beneficiaries. Except as provided in this Section 9.8, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided, that if, and only if, the Effective Time occurs, (a) the holders of Shares shall be third party beneficiaries of, and entitled to rely on, Section 4.1 (Effect of Capital Stock), (b) the holders of Company Options, Company Restricted Share Awards, Company RSU Awards and Company SARs shall be third party beneficiaries of, and entitled to rely on, Section 4.3 (Treatment of Stock-Based Awards; ESPP), (c) the D&O Indemnitees shall be third party beneficiaries of, and entitled to rely on, Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and (d) to the extent applicable to the Financing Sources, the Financing Sources shall be third party beneficiaries of, and entitled to rely on, Sections 8.2(e) and 9.2. The parties hereto further agree that the rights of third party beneficiaries under the proviso of this Section 9.8 shall not arise unless and until the Effective Time occurs.

9.9.        Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10.        Transfer Taxes. Except as otherwise provided in Section 4.2(c)(iv), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the Merger or the transfer of Shares pursuant to the Merger shall be borne by Parent or the Company and expressly shall not be a liability of holders of Shares.

9.11.        Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12.        Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.13.        Interpretation; Construction.

(a)        The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or

Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.

(b)        If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if,” any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall mean such Law as from time to time amended, modified or supplemented. Currency amounts referenced herein are in U.S. Dollars. Each reference to a “wholly-owned Subsidiary” or “wholly-owned Subsidiaries” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by law or regulation to be held by a director or nominee). The terms “provided to” or “made available to,” with respect to documents required to be provided by the Company to Parent or Merger Sub, include documents filed or furnished by the Company with the SEC as an exhibit after September 26, 2016 and prior to the date of this Agreement.

(c)        The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.14.        Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns. No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other parties, except that Merger Sub may assign any and all of its rights under this Agreement, by written notice to the Company, to another wholly-owned direct or indirect Subsidiary of Parent to be a Constituent Corporation in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Subsidiary, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that (a) no assignment shall be permitted if such assignment would, or would reasonably be expected to, prevent or materially delay Parent or Merger Sub from performing their respective obligations under this Agreement or consummating the Merger and the other transactions contemplated by this Agreement, and (b) no assignment shall relieve Parent of any of its obligations pursuant to this Agreement. Any purported assignment in violation of this Agreement is void.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

AMAZON.COM, INC.

By:	/s/ Peter Krawiec
Name: Peter Krawiec
Title: Vice President

WHOLE FOODS MARKET, INC.

By:	/s/ John Mackey
Name: John Mackey
Title: Chief Executive Officer

WALNUT MERGER SUB, INC.

By:	/s/ Peter Krawiec
Name: Peter Krawiec
Title: Vice President

[Signature Page to Merger Agreement]

ANNEX A

DEFINED TERMS

Term	Section

Acquisition Proposal	6.2(d)
Action	5.1(g)(i)
Affiliate	5.1(c)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)(vi)
Antitrust Laws	5.1(b)(iii)
Applicable Date	5.1(e)(i)
Benefit Plans	5.1(h)(i)
Book-Entry Share	4.1(a)
Business Day	1.2
Bylaws	2.2
Certificate of Merger	1.3
Change of Recommendation	6.2(e)(vi)
Charter	2.1
Chosen Courts	9.5(a)
Closing	1.2
Closing Date	1.2
Code	4.2(h)
Company	Preamble
Company 401(k) Plan	6.9(c)
Company Board	Recitals
Company Disclosure Schedule	5.1
Company Option	4.3(a)
Company Permits	5.1(i)(ii)(A)
Company Products	5.1(t)(ii)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Restricted Share Award	4.3(b)
Company RSU Award	4.3(c)
Company SAR	4.3(d)
Company Shareholders Meeting	6.4(a)
Company Termination Fee	8.2(b)
Competition Act	5.1(d)(i)
Competition Bureau	6.5(d)
Confidentiality Agreement	6.6(b)
Constituent Corporations	Preamble
Continuing Employees	6.9(a)
Contract	5.1(d)(ii)
D&O Indemnitee	6.11(b)
D&O Insurance	6.11(c)(ii)

Debt Financing	6.16(b)
Debt Payoff	6.16(a)
Dissenting Shares	4.1(a)
DOJ	6.5(d)
Effective Time	1.3
Employees	5.1(h)(i)
Environmental Law	5.1(n)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(v)
ERISA Plan	5.1(h)(ii)
ESPP	4.3(e)
ESPP Termination Date	4.3(e)
Exchange Act	5.1(d)(i)
Excluded Shares	4.1(a)
Expense Reimbursement	8.2(b)
FCPA	5.1(s)
Final Offering	4.3(e)
Financing Source	8.2(e)
FTC	6.5(d)
Government Official	5.1(s)
Governmental Authority	5.1(d)(i)
Hazardous Substance	5.1(n)
HSR Act	5.1(b)(iii)
Indenture	6.16(a)
Indenture Documents	6.16(a)
Insurance Policies	5.1(r)
Intellectual Property Rights	5.1(q)(vii)
Intervening Event	6.2(f)
IRS	5.1(h)(ii)
IT Assets	5.1(q)(vii)
Knowledge	5.1(g)(ii)
Laws	5.1(i)(i)(A)
Leased Real Property	5.1(l)(iii)(A)
Letter of Transmittal	4.2(c)(i)
Lien	5.1(l)(iii)(B)
Material Adverse Effect	5.1(a)(ii)
Material Contract	5.1(j)(i)
Material Real Property Leases	5.1(l)(iii)(F)
material weakness	5.1(e)(iii)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Preamble
Multiemployer Plan	5.1(h)(ii)
NASDAQ	5.1(a)(F)
Non-U.S. Benefit Plans	5.1(h)(i)
Notes Assumption	6.16(a)

Notes Assumption Officer’s Certificate	6.16(a)
Order	7.1(c)
Outside Date	8.1(b)
Owned Intellectual Property	5.1(q)(vii)
Owned Real Property	5.1(l)(ii)
Parent	Preamble
Parent 401(k) Plan	6.9(c)
Paying Agent	4.2(a)
Payment Fund	4.2(b)
Permitted Liens	5.1(l)(iii)(C)
Person	4.2(e)
Personal Information	5.1(q)(vii)
Preferred Shares	5.1(b)(i)
Proxy Statement	6.3(a)
Real Property	5.1(l)(iii)(D)
Real Property Leases	5.1(l)(iii)(E)
Registered	5.1(q)(vii)
Registered Intellectual Property	5.1(q)(vii)
Representatives	6.2(a)
Requisite Company Vote	5.1(c)(i)
SEC	5.1(e)(i)
Securities Act	5.1(e)(i)
Share Certificate	4.1(a)
Shares	Recitals
significant deficiency	5.1(e)(iii)
Significant Supplier	5.1(k)
Specified Contract	5.1(j)(vi)
Stock Plan	5.1(b)(i)
Subsidiary	5.1(a)(i)
Superior Proposal	6.2(d)
Surviving Corporation	1.1
Tail Period	6.11(c)(ii)
Takeover Statute	5.1(m)
Tax	5.1(o)
Tax Return	5.1(o)
TBOC	Recitals
Termination Payment	8.2(c)
Trademarks	5.1(q)(vii)
U.S. Benefit Plans	5.1(h)(ii)
U.S. GAAP	5.1(a)(ii)(C)
willful and material breach	8.2(a)

EXHIBIT A

Form of Articles of Incorporation of the Surviving Corporation

[Attached]

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

OF

WHOLE FOODS MARKET, INC.

ARTICLE 1. NAME

The name of this corporation is Whole Foods Market, Inc.

ARTICLE 2. REGISTERED OFFICE AND AGENT

The address of the registered office of this corporation is 211 E. 7th Street, Suite 620, Austin, Texas 78701-3218, and the name of its registered agent at such address is Corporation Service Company.

ARTICLE 3. PURPOSES

The purpose of this corporation is to engage in any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

ARTICLE 4. SHARES

The total number of shares the corporation is authorized to issue is 100 shares of common stock having a par value of $.01 per share.

ARTICLE 5. BYLAWS

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws for this corporation, subject to the power of the shareholders to amend or repeal such Bylaws. The shareholders shall also have the power to adopt, amend or repeal the Bylaws for this corporation.

ARTICLE 6. DIRECTORS

Written ballots are not required in the election of Directors. The number of directors constituting the Board of Directors shall be provided for in the Bylaws for this corporation. The names and addresses of the persons who are now serving as Directors of this corporation are:

Name	Address

[●]	[●]

ARTICLE 7. WRITTEN CONSENT OF SHAREHOLDERS

Any action required by the Texas Business Organizations Code to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if one or more written consents setting forth the action so taken shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

ARTICLE 8. PREEMPTIVE RIGHTS

Preemptive rights shall not exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE 9. CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this corporation.

ARTICLE 10. AMENDMENTS TO CERTIFICATE OF FORMATION

This corporation reserves the right to amend or repeal any of the provisions contained in this Certificate of Formation in any manner now or hereafter permitted by law, and the rights of the shareholders of this corporation are granted subject to this reservation.

ARTICLE 11. LIMITATION OF DIRECTOR LIABILITY

No Director of this corporation shall be liable to this corporation or its shareholders for an act or omission in such capacity as a Director except liability resulting from:

1.	A breach of the Director’s duty of loyalty to this corporation or its shareholders;

2.	An act or omission not in good faith that involves intentional misconduct or a knowing violation of the law;

3.	A transaction from which the Director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Director’s office;

4.	An act or omission for which the liability of the Director is expressly provided for by a statute; or

5.	An act related to an unlawful stock repurchase or payment of a dividend.

ARTICLE 12. INDEMNIFICATION

This corporation shall, to the full extent permitted by applicable law, indemnify any person who was or is a party to or is threated to be made a party to any threatened, pending or contemplated action, suit or proceeding by reason of the fact that such person is or was an officer or Director of this corporation.

ARTICLE 13. BUSINESS COMBINATIONS WITH AFFILIATED

SHAREHOLDERS

This corporation expressly elects not to be governed by Title 2, Chapter 21 Subchapter M of the Texas Business Organizations Code.

******